UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 27, 2018

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ANNUAL REPORT

AND FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

Annual Report as of the year ended December 31, 2017(1)

1.

Letter to our Shareholders, Customers, Employees and Suppliers

The year 2017 marked a milestone in the history of Transportadora de Gas del Sur S.A. (hereinafter, “we”, “TGS” or  “our Company”) as it not only meant the celebration of our first 25 years but also brought us a major achievement as providers of an essential public service such as natural gas transportation. We could finally complete the economic-technical studies that -once approved by the National Executive Branch- will materialize the Integral Tariff Review (“Tariff Review” of “RTI”, for its acronym in Spanish), providing a legal security framework and ensuring a tariff compatible with the need for improvements in the reliability and safety of our natural gas transportation system.

Throughout our track record of 25 years, we have doubled the former natural gas transportation capacity by means of the installation of higher compression capacity and the building of roughly 2,500 kilometers of pipelines, i.e. we have increased by 38% the system that existed in 1992. In the non-regulated segment we have achieved broader commercial diversification, reaching out to new export markets and distribution channels and doubling our processing capacity. The Other Services facilities and services have also expanded and we are determinedly pursuing the challenge to drive growth in this strategic segment even further. Finally, through Telcosur S.A. (“Telcosur”) our “carrier-to-carrier” network and client portfolio has expanded tenfold compared to 1998.

The main highlights that delineated our path in 2017 are detailed below.

Our Business Performance in 2017

There is no doubt that 2017 was a transcendental year in which we continued facing a testing scenario, growing ever more complex  with challenges we could successfully overcome thanks to the strong commitment of our team.

The year’s most relevant landmark was undoubtedly the finalization of the economic-financial studies conducted for the determination of the Tariff Review. Throughout our 25 years of existence, natural gas transportation tariffs had remained unchanged for almost 15 years, from July 1999 to March 2014, a period in which natural gas transportation tariffs should have been reviewed three times in accordance with the terms of the Regulatory Framework. Said delay, added to the overall price increase that negatively impacted on operative costs, turned the

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operation of the natural gas transportation system into a major challenge for our Company for over 15 years.

On March 30, 2017, the National Gas Regulatory Body (hereinafter “ENARGAS”) issued Resolution N° 4362/17 (“Resolution 4362”), which approved the technical-economic studies conducted within the framework of the Tariff Review started in April 2016. On the same date, we initialized the 2017 Integral Renegotiation Agreement, which is awaiting approval by the National Congress for its subsequent ratification by the National Executive Branch (or “PEN”, for its acronym in Spanish). The main goal of the Integral Renegotiation Agreement is to restore the conditions required to develop a sustainable natural gas transportation business that includes a tariff fairly compensating the quality public transportation service that we have rendered since our beginnings, to thus balance the economic-financial situation in the long term.

Thus, Resolution 4362 passed a new tariff chart including an increase, which if it had been granted in a single installment as from April 1, 2017 would have added up to 214,2% in the natural gas transportation tariff and to 37% in the Charge for Access and Use (“CAU”). In spite of the above, and in line with the provisions of Resolution N° 74/2017 (“Resolution 74”) issued by the Ministry of Energy and Mining (also referred to as “MINEM” for its acronym in Spanish), it was determined that the tariff increase would be granted in three stages.

On March 30 2017, we entered a new Transitional Agreement (the “2017 Transitional Agreement”) that determined two transitory tariff adjustments, effective as from April 1, 2017 and December 1, 2017 (the “Transitory Tariff Adjustments”), on account of the increase mentioned in the paragraph above, in compliance with the provisions of Resolution 74. In 2017, the Transitory Tariff Adjustments involved an overall tariff increase of 182%. In accordance with the terms of the Tariff Review, the pending tariff adjustment stage would be effective as from April 1, 2018.

These Transitory Tariff Adjustments allow the execution of a Five-Year Investment Plan (the “Five-Year Investment Plan”), which has been the most significant in our whole history. The Five-Year Investment Plan implies the execution of ambitious works for an amount of Ps. 6.786 million within the period comprised between April 1, 2017  and March 31, 2022, translated into an annual average investment of roughly  Ps. 1,360 million, stated at December 2016 values.

The aim of the Five-Year Investment Plan that is fully under way is to ensure the safety and continuity of the natural gas transportation service. Its main cornerstones are the reliability and availability of our facilities, the safety of our people and the protection of the environment, so that we can contribute to the development of the natural gas industry in Argentina, a strategic resource in the national energy matrix.

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In the Liquids Production and Commercialization segment (“Liquids”) - where reference international prices determine the value of the sale of the products destined to the exports market- propane, butane and natural gasoline prices presented increases of 56.3%, 48.9% and 32.0%, respectively.

Fruit of the coordinated team work of several areas, we have managed to optimize the Liquids Business margin and thus meet our production and sale targets. Total dispatches in 2017 added up to 1,059,318 short tons, representing a 5.4% increase compared to the 1,004,992 short tons sold in the year 2016.

Another highlight was the closing of Liquid exports sales agreements for the 2017/2018 summer that not only improved sale prices compared to the conditions of the expired agreements but will also bring some certainty regarding the commercialization of these products in the short-term. We also continued consolidating the commercialization of Liquids by land, from our facilities located in the town of Puerto Galván, in Bahía Blanca, Province of Buenos Aires.

In the domestic market, in 2017 we continued participating in several programs outlined by the Argentine Government for the supply of propane and butane. Such is the case of the Program known as Household with Bottles Program, created by the Executive Branch Decree N° 470/2015, later regulated by Resolutions N° 49/2015, N° 70/2015 by the former Secretariat of Energy and Resolution N° 56-E/2017 of the Secretary of Hydrocarbon Resources (hereinafter, “SRH”, according to its initials in Spanish) and the Propane Gas Supply Agreement for Undiluted Propane Gas Distribution Networks (hereinafter “Propane for Networks Agreement”). Within the context of these programs, the Ministry of Energy and Mining issued a set of resolutions aimed at regularizing the price of propane traded under this agreement.

As in previous periods, our participation in the Household with Bottles Program forced us to sell these products at prices sensibly lower than the market, which under certain conditions resulted in negative operative margins. This situation calls for the adaptation of our strategy to achieve sustainability in this business segment.

The participation in these programs implies the refunding of an economic compensation stated in Argentine pesos by the National Government. It should be mentioned that there are significant delays in the collection of this compensation.

In August 2017, retroactive to May 1, 2017, TGS closed an annual ethane sales agreement with PBB Polisur S.A. (hereinafter “Polisur”), maintaining the terms and conditions in effect up to said date by virtue of the agreement that had been entered the previous year. This new agreement

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guarantees the delivery of this product to our only ethane client in Argentina, maintaining the sales margins in line with the ones observed in previous years.

Restrictions to the supply of natural gas for Thermal Plant Replenishment (“TPR”) required by the Cerri Processing Plant (hereinafter, the “Cerri Complex”) for the liquids business continued during the year 2017, although to a lesser extent than in previous years. This less significant restriction to the gas used at Cerri Complex and the high levels of operative efficiency achieved in the natural gas processing ensured that the production volumes met the demands from both our domestic and exports clients.

Regarding the purchase price of the natural gas used as TPR, it went through an average 16% increase in dollars with respect to 2016, in line with Ministry of Energy and Mining policies implemented to promote natural gas production. In spite of this and owing to the increases in the Liquids international reference prices, we managed to improve the operative margins of this segment.

In the field of “Other Services”, we continued pursuing businesses opportunities that allowed us to enlarge the services rendered to existing customers and develop new and lasting business relations.  Such is the case of the joint venture we formed with SACDE Sociedad Argentina de Construcción and Desarrollo Estratégico S.A. (“SACDE”, for its acronym in Spanish) that allowed us to participate in the Bidding Process conducted by the National Government for the expansion of the natural gas transportation and distribution system, which was finally awarded to our joint venture mentioned above.

Our pipeline system, subject to the License terms, satisfactorily met the demand for natural gas transportation, being able to cope with both winter demands and governmental authorities requirements. We must acknowledge the effort and dedication of our operations teams dedicated to maintenance, inspection and prevention tasks, which enabled us to enhance several procedures and cut down operational costs.

As mentioned above, in 2017 we started the ambitious Investment Plan that presents another significant challenge for our company. Said plan is fully under way: pipeline recoating, change of valves, facilities upgrading works are being performed, besides other tasks of the utmost relevance to maintain and increase the reliability and safety of the equipment required for ensuring a public service that preserves the outstanding quality we have provided all over our 25 years’ track record.

Environmental care is also a fundamental cornerstone of our performance and it consolidates our continuous improvement process. Our Sustainability goals drive us to devise plans to minimize the environmental impact of our operations. Among them, we can underscore the Damage

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Prevention Programs and the Maintenance Spare Parts Policies, which allow us to survey and manage critical assets and the most significant Sustainability and Social Investment processes.

We include in our strategy concepts such as Sustainability and Environmental Care, thus confirming our commitment to the environment where we operate. We thus manage our relations with the community where we perform our businesses with the conviction that we contribute to their well-being, implementing programs that facilitate social insertion and development, strengthening our presence in the field of damage prevention and reduction.

In constant pursuit of developing quality bonds with our people, once again we were rated as one of the best places to work in Argentina, according to “Great Place to Work” issuances. We take care of our people, acknowledging the key role that their effort and dedication play in the fulfillment of our ambitious strategic goals. We successfully conducted salary bargaining meetings, which were concluded without union conflicts thanks to the openness to dialogue shown by both parties, emphasizing the commitment of each member of our TGS’s team.

Our financial performance was satisfactory in 2017. Our main goal in this area was to preserve the value of our resources and cover the exchange rate fluctuations risk to which our financial indebtedness -fully denominated in United States dollars- was exposed. Also, considering the possibility of obtaining positive real rates in 2017, we have invested in instruments denominated in Argentine pesos and United States dollars, always aiming at low credit risks and high liquidity.

Finally, on September 15, 2017 the Argentine Securities Exchange Commission, (“CNV”, for its acronym in Spanish), issued Resolution N° 18,938, which approved the expansion of the Non-Redeemable Short/ Long Term Bond Program up to the amount of US$ 700,000,000.

Our Outlook to the Future

The role of natural gas as an essential fuel in Argentina’s energy matrix gets stronger and stronger every year and the adoption of new governmental policies and measures are laying the foundations for the recovery of the energy sector that will feed our country’s future growth. Our strategy is to position TGS at the forefront of the energy sector, to play a leading role in Argentina’s growth and development.

We will thus focus on the fulfillment of our Investment Plan, which will ensure the consolidation of the reliable and safe natural gas transportation service that we have provided in our track record of 25 years. This will involve the highest level of investments that we have ever undertaken since our beginnings.

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Our main goal will be to achieve reasonable profitability for each of the business lines and keep contributing value to our clients and the communities where we conduct our operations, always ensuring the sustainability of the public service we provide.

The Tariff Review process will provide a context of legal safety and certainty for the natural gas transportation business and will enable the execution of the investment plan required to make sure our pipeline system meets the needs derived from the development of gas reserves in our country.

We will meet major challenges in the Liquids global scenario, given the current complex situation determined by the higher cost of natural gas in Argentina, which affects the competitiveness of our products. Thus, our strategy will be focused on (i) enhancing our product mix, giving priority to those products and distribution channels that offer wider margins and (ii) obtaining TPR at the most reasonable costs possible, seeking to enter long-term supply agreements. For such purposes, an efficient management of our assets will be crucial, to ensure a coordinated, safe and efficient operation. In light of the expiration of the ethane sales agreement in May 2018 we will focus on its renegotiation, seeking to guarantee the commercialization of this product.

In the even more challenging scenario presented by the Other Services segment, we will strive to develop attractive businesses to enhance existing ones and anticipate our clients and industry needs, displaying the excellence that differentiate our services. We are also interested in participating in electricity generation businesses.

Driven by the firm determination to play a key role in our country’s energetic growth, we will adopt an innovating vision in search for new business opportunities. We will keep taking steps in pipelines building and we will seize every opportunity presented by the recent natural gas production growth in the Vaca Muerta’s non-conventional natural gas reserve in Neuquén. To such purposes, we are working to obtain the necessary permits to invest in gathering pipelines and treatment plants that will allow the injection of the natural gas proceeding from the existing gas projects in the basin.

Being fully aware that our human capital is the main axis on which our future strategy revolves, we have defined a performance strategy focused on three cornerstones: achievements, customer-focus and innovation. This comprehensive vision and efficient management of resources will pave the way to our rise as one of the main players in our country’s energy sector.

Another key cornerstone in our performance will be the constant monitoring of our economic and financial condition to ensure the liquidity and financial solvency we need to conduct the investments required for sustainable growth. We will seek an optimal capital structure in line with

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the required level of investment, maximizing profitability for our shareholders as well as creating sustainable value for our community.

We would like to thank our shareholders for their permanent trust in our performance, our clients and suppliers for their invaluable support in the management of our resources and our employees for their cooperation, commitment and dedication. Their joint and sustained effort has been the backbone of our highest -standard performance throughout our history of 25 years, and has driven us to earn our current positioning and privileged role at the forefront of our industry.

Luis Alberto Fallo Chairman of the Board of Directors

2.

Macroeconomic Scenario

2.1.

Argentine Overview

In 2017, the economic recovery started since the beginning of the administration led by Eng. Mauricio Macri continued its consolidation path. Many measures have been taken to achieve the recomposition of the prices related to the country’s economy, reduce inflation and generate an investment climate, with the aim of consolidating long-term economic growth.

Regarding activity levels, Gross Domestic Product (“GDP”) provisional estimates for 2017 third quarter recorded a 4.2% increase compared to the same period last year. This increase was attributable to overall economy growth, particularly in the agriculture and building sectors.

The Monthly Activity Estimator issued by the National Institute of Statistics and Censuses (hereinafter “INDEC”, for its acronym in Spanish) increased by 5.2% for the first ten months of 2017, compared to the same accumulated period in 2016.

In 2017 inflation decreased compared to 2016, owing to certain policies implemented by Mauricio Macri’s administration. The Consumer Price Index (“IPC”, according to its initials in Spanish) was of 24.8%, whereas the same indicator had been of 36.2% in the previous year. For its calculation, it was included the weighted average inflation calculated for the period May-December 2016 by the Department of Statistics and Censuses of the City of Buenos Aires and the Department of Statistics and Census of the Province of San Luis. In spite of the 11 points’ variation between both indexes, it is evident that the efficiency of anti-inflationary measures has been deteriorating over the last months.

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For the year 2017, the Domestic Wholesale Price Index (“IPIM”, according to its initials in Spanish) was of 18.8%, whereas in the year 2016 it had accumulated a 34.7%.

The Salary Index recorded an increase of 27.6% for the period comprised between October 2016 and October 2017.

The exchange rate closed at Ps. 18,649 per United States dollar for selling transactions, thus representing an increase of 17.4% compared to December 2016. Throughout the 2017, the Argentine Republic Central Bank (“BCRA” according to its initials in Spanish) continued with its floating exchange rate policy.

BCRA stock reserves went up from US$ 38,772 million in December 2016 to US$55,582 million in December 2017.

In 2017, the trade balance recorded a deficit of US$ 8,471 million. Total exports amounted to US$ 58,428 million whereas imports were of US$ 66.899 million. Exports went up by 0.9% compared to the amount recorded in 2016 (US$ 549 million). Likewise, 2017 imports recorded a 19.7% increase with respect to the same month last year (US$10,988 million).

In the fiscal scenario, annual tax revenues increased by 24.6% or Ps. 508,455 million from the Ps. 2,578,599 million collected in the year 2016. This increase is owed mainly to higher Value Added Tax (VAT) revenues for over Ps. 182,119 million, social security system revenues for Ps. 167,996 million and income taxes for Ps. 122,116 million.

It should be noted that in December 2017, with the aim of boosting the economy and generating sustainable growth, the National Congress approved an overall reform to the Argentine tax system, which includes, among other amendments, the following measures:

•

Corporate income tax has been reduced to 30% for the years 2018 and 2019 and to 25% for the subsequent years;

•

A corporate dividend tax has been created with rates of 7% and 13% for the periods mentioned in the previous item, respectively;

•

Creation of a mechanism for an IPIM -based updating  of the cost value of acquired goods or investments made in fiscal years as from January 1, 2018;

•

Tax benefits are established through refunds of positive balances and the reduction of rates in cases of capital goods investments;

•

Social Security contributions made by employers are reduced;

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•

Creation of a new carbon dioxide emission tax for certain fuels, which will be implemented in stages as from December 2019 and will be in full effect as from January 1, 2028.

The main goal of the Argentine government was to decrease of the fiscal deficit and focusing on a cut down of the energy subsidies, the Government fulfilled its primary deficit goals. This tax reform is part of a set of structural reforms through which the Argentine government seeks to reduce the fiscal deficit and foster economic growth.

2.2.

International Scenario

Based on World Economic Outlook (“WEO”) issued by the International Monetary Fund (“IMF”), world growth is expected to have been of 3.7% in 2017, whereas growth recorded in 2016 was of 3.2%.

The upward trend that started in mid-2016 keeps going stronger. Developed economies are clearly improving, and their 2017 growth is projected to have been of 2.3%, after a 1.7% growth in 2016. The United States would close the year with a 2.3% growth (versus 1.5% in 2016) and the Euro zone with 2.4% (versus 1.8% in 2016). Developing and emerging economies would have grown by 4.7% in 2017, compared to 4.4% recorded in 2016.

According to the IMF, this new growth cycle sets a favorable context to conduct structural reforms that can increase the potential product and make growth more comprehensive. It is foreseen that the momentum gained in 2017 will continue in 2018 and 2019, with a projected annual world growth of 3.9% for both periods. Advanced economies would grow by 2.3% and 2.2% in 2018 and 2019, respectively, whereas emerging countries would be higher by 4.9% and 5.0%. The forecast reflects the expectation that global favorable conditions and strong optimism will help maintain the recent demand acceleration, particularly in investment, with an outstanding impact on the exporting economies. Regarding raw materials, many factors have triggered the increase in crude oil global price, which have included -among others- the world’s global growth outlook, weather phenomena in the United States, the extension of the agreement to restrict oil production by and among members of the Organization of Petroleum Exporting Countries (“OPEC”) and others that do not belong to that group as well as the political tension in the Middle East. In 2017 the WTI (West Texas Intermediate) recorded a 17.3% increase compared to 2016, closing December at US$ 60.5 per barrel. Natural gas prices have increased in 2017 compared to the previous year as a result of the regression in the inventories of European countries members of the OEC and a drop in the production of this raw material in the United States.

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Average propane, butane and natural gasoline international prices recorded inter-annual increases of 58.3%, 41.7% and 25.7%, respectively, as after an initial drop in the first quarter of 2017 they progressively went up, due to inventories regularization and the improvement in oil prices by the end of the year (as mentioned above, the oil price recovery mainly derived from the decisions adopted by the OPEC countries and other producing countries to decrease production).

2.3 Natural Gas Industry in Argentina

Natural gas is the energetic source with greatest share in the national energy matrix.

Source: BP Statistical Review of World Press (information corresponding to the year 2016).

In 2017, total natural gas production showed a 0.9% decrease from 44,898 million cubic feet (“cf”) to 44,595 million cf. In this period the momentum was provided mainly by the exploitation of the non-conventional reserve in the Neuquén basin and the off-shore production conducted in the Austral basin.

In 2017 average gross natural gas production went down in all basins except for the Austral and Neuquén basins, where it increased by 0.8% and 0.6%, respectively, versus 2016. Recorded drops were of 6.2% at the Cuyo basin, of 7.7% at the San Jorge Gulf basin and of 10.1% at the Northwest basin. In non-conventional reserves at the Neuquén basin, development of both tight and shale gas continued, being the first the most relevant in the provincial production.

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According to the information provided by the MINEM, the conventional production of natural gas was reduced by 6.5% compared to 2016. On the other hand, non-conventional production, as a whole, was 20.2% higher in 2017 compared to 2016.

Natural gas production by basin
Mcf
1,800,000.00
1,600,000.00
1,400,000.00
1,200,000.00
1,000,000.00
800,000.00
600,000.00
400,000.00
200,000.00
-
2012
2013
2014
2015
2016
2017
Neuquina
Austral
Golfo San Jorge
Cuyo
Noroeste

Natural gas demand maintained its upward trend, mainly due to greater consumption by thermal power generators. In this context, natural gas imports still account for a considerable share of the domestic offer. In addition to imports from Bolivia, and in line with 2016 developments, in winter we added imports from Chile, though in little volumes.

Supply from Bolivia –within the frame of the agreement entered by and between both governments – reached an average volume of 610.9 MMcf/d, higher than the 554.4 MMcf/d recorded in 2016. On the other hand, Liquefied Natural Gas (“LNG”) imported by sea, regasified and injected to the natural gas transportation system at the Bahía Blanca and Escobar ports located at the Province of Buenos Aires, recorded an average supply volume of 430.8MMcf/d in 2017, lower than imports recorded in the year 2016 of 466,1 MMcf/d. Additionally, between June and August 2017 re-gasified LNG was imported from Chile terminals, which contributed with a monthly average of 105,9 MMcf/d to TGN transportation system in that winter season.

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 Source: our own information, based on data obtained from the market.

It is expected that the negative trend  in natural gas production observed in 2017 will be reversed in the future by measures adopted by the Government, such as productivity agreements and the participation of main gas producers in the Program to Promote Surplus Injection of Natural Gas. Additionally, in spite of the intention of reducing the Government’s participation in the market, the Ministry of Energy and Mining had to instrument certain continuity measures to sustain hydrocarbon production. In this sense, the Executive Branch sets the natural gas prices for residential users, determines the production quota that each oil company must assign to the nine system distributors and defines gas market dispatch guidelines. This is reflected in the agreements entered by and among the Ministry of Energy and Mining, natural gas producers and distributors in late November 2017.

3.

Our Businesses in 2017

3.1.

Regulated Segment

Natural Gas Transportation

En 2017, revenues derived from this business segment amounted to Ps. 4,559.7 million, which represented an increase of Ps. 2,472.5 million compared to the Ps. 2,087.2 million obtained in 2016.

The graph below represents the share of the different sources of income in the Natural Gas Transportation Segment in the year 2017:

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Natural Gas Transportation Revenues
4%
12%
6%
78%
Firm Transportation
CAU
Interruptible Transportation
Others

Tariff Overview

In March 2017, ENARGAS approved the technical-economic studies conducted within the framework of the Tariff Review carried out for the second time since the License was granted to TGS. This step involved the signing of the 2017 Integral Renegotiation Agreement, which as of the date of the issuance of the present Annual Report is pending approval by the National Congress for its subsequent ratification by the National Executive Branch.

The finalization of the Tariff Review process, once the Integral Renegotiation Agreement has been approved and ratified by the National Executive Branch, provides TGS with a more certain outlook, which will allow us to conduct our businesses in a feasible and reasonable manner to thus be able to add value to our community and shareholders.

A Transitional Agreement was also signed on March 30, 2017 to adapt tariffs on account of the implementation of the Overall Tariff Review.  On the same date, ENARGAS issued Resolution 4362, by means of which:

•

As the outcome of the Tariff Review Process, aggregate increases of 214.2% and 37% were approved for natural gas transportation and CAU tariffs, respectively.

•

Said tariff increase was staged in three phases, the first has been in effect since April 2017, involving a 64.2% tariff increase. The CAU did not receive increase in that first stage.

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•

A semi-annual non-automatic tariff adjustment mechanism was approved. It must be authorized by the ENARGAS and its calculation is based on the evolution of the IPIM issued by the INDEC.

In addition, we must carry out the Investment Plan, which involves a high level of investment required to meet operation and maintenance needs and render a quality, safe and reliable service. In terms of value, for the five-year period comprised between April and March 31, 2022 the plan will involve Ps. 6.787 million (at values as of December 2016).

The aims of this ambitious Investment Plan - which is already fully under way- are i) to ensure the safety and continuity of the natural gas transportation service, through the reliability and availability of facilities, the safety of our people and the protection of the environment and (ii) to meet higher demands on the system, as a consequence of the new natural gas reserves development.

The graph below presents the evolution of investments conducted by the Natural Gas Transportation Service, stated in millions of Argentine pesos:

Afterwards, on October 20, 2017 ENARGAS issued Resolution N° 62/2017 by means of which a public hearing is summoned for November 14, 2017, to address a transitory tariff adjustment on account of the increase foreseen in the Tariff Review. The public hearing resulted in a transitory tariff adjustment authorized through Resolution N° 120/2017 (“Resolution 120”) issued by ENARGAS, which determined an 81.1% increase for the natural gas transportation tariff and 29.7% for the CAU. These new tariff charts came into effect starting December 1, 2017.

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Thus, in 2017 TGS received an accumulated transitory tariff adjustment of 182.1% for the natural gas transportation and CAU tariffs.

Additionally, a further public hearing was conducted on February 20, 2018 to address: (i) a tariff adjustment and, (ii) an incremental tariff resulting from the pipeline system expansion project presented by TGS to ENARGAS on December 19, 2017, involving the building of 75 km of pipeline extending from the towns of Mercedes and Los Cardales in the province of Buenos Aires and the installation of a compressor plant at the wellhead. Said project would require an initial investment of US$150 million and would allow the incremental transportation of 388.4MMcf/d of natural gas.

To this end, in this hearing TGS submitted to ENARGAS the proposed tariff charts effective as from April 1, 2018, with an increase of 42% (including 6.62% non-automatic update by IPIM for the period November 2017 - February 2018).

As of the date of the issuance of the present Annual Report, ENARGAS has not decided on either of these issues yet.

Having obtained the License 25 years ago, the tariffs of this business segment remained unchanged between July 1999 and March 2014. There lies the importance of the transitory increases we have received since April 2014, which with a minimum impact on final users have partially offset the sustained increase in costs we have faced over the last 17 years. Over this period, the main macroeconomic variables that indicate price variations and production costs have undergone several increases:

•

A 1,479.6 % wholesale price increase. This index was based on INDEC data, complemented with the information issued by the Department of Statistics and Censuses of the City of Buenos Aires for the months of October and November 2015-due to the statistics emergency declared by the Argentine government for such period.

•

A 2,875.6%. retail price increase, based on INDEC data and complemented for the 2007 – 2017 period with the consumer price index issued by the Department of Statistics of the Province of San Luis.

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Macroeconomic variables and Tariffs evolution

Source: INDEC, Department of Statistics of the Province of San Luis and Department of Statistics and Censuses of the City of Buenos Aires

Based on the information provided above, it must be underlined that non-compliance with the regulatory framework that stipulates tariff reviews every five years had a negative impact on the economic and financial condition of our Company throughout the years. This was worsened by the evolution of the main macroeconomic variables and their effect on our operative costs incurred to ensure an adequate natural gas transportation service, given the strategic role that this resource plays in the development and production of our country and its share in the national energy matrix.

It should be mentioned that pipelines operations require a high level of investment related to the quality, safety and reliability of the services we provide. The constant increase in the operative costs and the lack of tariff adjustments have negatively affected the operative results of the Natural Gas Transportation segment.  That is why it is so important to reach a natural gas transportation service based on an economical, reasonable and efficient operation that allows us to obtain enough revenues to ensure the rendering of a sustainable, safe and reliable service.

Operation of the Natural Gas Transportation System

In 2017 the average daily injection of natural gas into the pipeline system we operate was similar to the one recorded in 2016. Our pipeline met the demand for natural gas transportation, although the regulating entity continued restricting gas supply to the industrial and electricity generation markets with the objective of channeling the fuel to the users considered as priority, mainly residential, commercial stores and compressed natural gas stations. However, these restrictions were lower as a consequence of higher temperatures recorded in the 2017 winter compared to the same season in 2016, resulting in lower residential demand.

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TGS Gas Injection (Austral and Neuquina Basins)
MMcf/d
3,145.0
2,945.0
2,745.0
2,545.0
2,345.0
2,145.0
1,945.0
1,745.0
1,545.0
2,154.2
2,302.5
2,189.5
2,306.0
2,334.3
2,412.0
2,404.9
2,320.2
2,447.3
2,493.2
2,412.0
2,334.3
2,238.9
2,231.9
2,249.5
Jan
Feb
Mar
April
May
Jun
Jul
August
Sept
Oct
Nov
Dec
2017 Injection
2016 Injection
2017 physical capacity

Average daily injections from local producers to TGS system were 2,323.7 MMcf/d, very similar to the 2,189.5 MMcf/d volume reached in 2016.

In the commercial field, an Open Bidding Process was carried out to renew the firm transportation capacity of 1,476.1 MMcf/d expiring in 2018 and 2019 for an additional average term of 11 years. Two new contracts were awarded, for a total of de 116.5 MMcf/d related to capacities available at the system that will create additional revenues from the beginning of 2018.

Financial and Operational Indicators of the Natural Gas Transportation Segment

	2017	2016
	(In millions of Argentine pesos, except for where otherwise stated))
SELECTED FINANCIAL INFORMATION(1):
Net Revenues	4,559.7	2,087.2
Operating income (3)	2,161.6	658.9
Depreciation of Property, plant and equipment	245.6	238.8
Identifiable Assets	8,284.5	6,454.5
Capital Expenditures	1,074,0	455.4
OPERATING STATISTICS:
Average Capacity hired on a firm basis in MMcf/d	2,789.8	2,807.5
Average deliveries (in MMcf/d)	2,330.7	2,355.5
Annual Load Factor (2)	83%	76%
Load Factor during Winter(2)	90%	93%

(1) Information corresponding to consolidated financial statements.

(2) Corresponds to the ratio between the annual average deliveries and the average firm contracted capacity.

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3.2.

Non –regulated segment

LIQUIDS PRODUCTION AND COMMERCIALIZATION

In 2017, revenues related to this segment represented 56.1% of our total revenues, increasing by Ps. 2,106.9 million, from the Ps. 4,768.3 million reported in the year 2016 to Ps 6,875.2 million reported in 2017.

Exports market

In 2017 exported volumes amounted to 395,955 short tons, 47,112 short tons higher than the 348.843 short tons sold in 2016.

In 2017 we fulfilled our propane and butane term agreement entered in October 2016 with Geogas Trading S.A. This agreement that expired on April 30, 2017 implied the sale of propane and butane volumes monthly nominated by the client at an international reference, plus a fixed premium per ton of dispatched product.

As in former years, in the period ranging from May to September, the sales of these products were conducted mainly in the domestic market, due to the restrictions in natural gas consumption for the production of Liquids and governmental requirements to supply the domestic market within the framework of the programs outlined by the Argentine Government for the supply of propane and butane.

For the period ranging from October 1, 2017 to April 30, 2018 we entered an agreement with Petredec (Europe) Limited. This agreement contemplates similar conditions to the one that expired on April 30, 2017 but implies an improvement for TGS in terms of premium per ton. It

18

implies an improvement in the prices obtained in spot sales and brings short-term certainty in the commercialization of said products.

Additionally, TGS exports to Chile and Paraguay by land. Although volumes exported under this modality are lower than the ones exported by sea, they have increased over the last years, allowing the company to capitalize a higher operative margin.

Regarding natural gasoline exports, on July 10, 2017, TGS entered with Shell Trading US Company an agreement in effect as from January 31, 2018. Within the period ranging from January to July 2017 we conducted spot sales to said client, taking as basis the reference international price less a discount per metric ton.

On the other hand, and by virtue of the agreement mentioned above for the period ranging from February 1, 2018 to January 31, 2019, we entered a new agreement with Petrobras – Petróleo Brasileiro S.A, involving an improvement in our commercial conditions for 2017.

In 2017 propane, butane and natural gasoline average prices recorded year-over-year increases of 58.5%, 42.0% and 25.7%, respectively. It should be mentioned that the growth rate has followed a downward trend, particularly as from the fourth quarter of 2017, showing decreases in the first months of 2018.

Domestic Market

In 2017 in the domestic market we continued participating in the several butane supply programs imposed by the National Government, such as the sale of butane carafes at subsidized prices, (“Household with Bottles Program”) which had been created by Executive Branch Decree N 470/2015, being later regulated by Resolutions N° 49/2015 and N° 70/2015 of the former Secretariat of Energy  and the Agreement for the Supply of Gas Propane to Undiluted Propane Networks (“Propane for Networks Agreement”) for which the Ministry of Energy and Mining issued several resolutions with the aim of regulating the price of propane commercialized under this program.

The New Stabilization Program establishes a maximum reference price to the members of the commercialization chain of Liquefied Petroleum Gas (“LPG”) to ensure its supply to low- resource users, forcing producers to provide LPG to fractionating companies at a determined price and with a defined quota for each of them. It also establishes the payment of compensation to the producers who participate in it.

Butane and propane price commercialized under the New Stabilization Program is determined by the SRH, the Hydrocarbon Resources Secretariat, which in 2017 issued Resolutions N° 56-

19

E/2017 and N° 287-E/2017, setting the prices at Ps. 2,568 per ton of butane and Ps. 2,410 for propane as from April 2017 and at Ps. 4,302 per ton of butane and Ps. 4,290 per ton of propane as from December 1, 2017. For the year 2016 and the first quarter of 2017, the price was established by Resolution N° 70/2015 at Ps. 650 per ton. The compensation received from the Ministry of Energy and Mining is currently at Ps. 550 per ton, which has remained unchanged since April 2015.

The participation in this program compels us to produce and trade LPG volumes required by the Ministry of Energy and Mining at prices significantly lower than market values. For that reason, we have taken steps to avoid the negative impact of this program on our business.

Regarding the Propane for Networks agreement, in the path towards the gradual reduction of subsidies outlined by the Ministry of Energy and Mining, on March 31 2017 said Ministry issued Resolutions N° 74 and 474-E/2017 (“Resolution 474”) that as from April 1 and December 1, 2017 stipulates increases in the price of undiluted propane gas destined to the Propane for Networks Agreement. From those dates onwards the price has been set at Ps. 1,267/ton and Ps. 2,832/ton (in accordance with Resolution 74) and Ps. 1,941.20/ton and Ps. 3,964/ton (in accordance with Resolution 474), respectively, depending on the client for whom the product is destined. The mentioned price adjustments are framed within the increase path outlined by the National Government until 2019, with the aim of reducing the subsidies applied to that effect.

It was determined that participants in both the Household with Bottles Program and the Propane for Networks Agreement, a compensation would be paid by the Argentine Government. For the Propane for Networks Agreement, the compensation is calculated as the difference between export parity price sets by the SRH and the price authorized by the ministry of Energy. Although this payment is still not received by TGS in a timely manner, the programs’ compensation collection terms have improved in 2017.

Regarding the ethane sale agreement with Polisur, on August 1, 2017 the related parties reached a new agreement that will be extended for the period comprised between May 1, 2017 and May 1, 2018. Said agreement maintains the main commercial terms included in the previous agreement. Same as the agreement in effect until May 1, 2017 the new agreement includes the takeorpay clause that guarantees that certain minimum ethane volumes will be purchased by Polisur.

The volume sold to our only ethane client, Polisur, remained practically stable, slightly increasing to 311,785 short tons from the 305,777 short tons recorded in 2016, a good performance in spite of the technical failures that affected the ethylene production plant owned by Polisur in July 2017, which was later offset by higher short tons demanded by the client.

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We continued enlarging the logistic services portfolio offered from our Puerto Galván facilities and we obtained improvements in the unitary tariffs applicable to this kind of service. Additionally, in 2017 we acquired a land neighboring our facilities located in Puerto Galván to increase our storage capacity and enhance our logistics service offer.

In 2017, owing to the works carried out at the Cerri Complex and Puerto Galván facilities, TGS continued commercializing LPG by land, dispatching approximately 12,353 trucks (307,586 short tons) of our own product, versus the roughly 14,559 trucks (369,105 short tons) dispatched during the year 2016.

Natural Gas Processing

In 2017, within the context of the policies adopted by the Argentine Government to ensure the supply to the national energy system, there have been restrictions to natural gas for thermal plant replenishment (“TPR”) at the Cerri Complex. In 2017 Liquids production decreased by 33,667 short tons or 3,2%, mainly as a consequence of lower produced butane short tons, which were however acquired from third parties to meet the domestic market demand.

Regarding the price of natural gas acquired for TPR for processing at the Cerri Complex, the path undertaken in 2016 by the Ministry of Energy and Mining after the issuance of Resolutions N° 28/2016 and N° 34/2016, which stipulated increases in the natural gas price at the Point of Injection to the Transportation System (“PIST”, for its initials in Spanish), clearly aims at the gradual elimination of subsidies. Moving forward towards that direction, on March 31, 2017 and November 30, 2017 the MINEM issued Resolutions 74 and 474, through which the new PIST prices were outlined to be in effect as from April 1, 2017 and December 1, 2017, respectively. It should be noted that the Ministry of Energy and Mining has outlined a series of gradual semi-annual increases to be determined until October 2019 or 2022, depending on the geographic area.

In the year 2017, as in previous years, market natural gas prices suffered increases due to the evolution of costs and fluid producer companies’ availability issues.

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Due to low international prices and the growing natural gas costs, the operative margins this business segment is managing have suffered a negative impact regarding their historical performances. In spite of that and thanks to the coordinated work of the different areas of our companies, we managed to enhance the performance of the equipment through the daily programming of our natural gas processing, improving performance in the recovery of liquids at the Cerri Complex and through works included in the five-year investment plan that will allow us to keep optimizing TPR consumption. Also, the signing of new natural gas supply agreements guaranteed its supply at reasonable prices, mitigating the impact of exchange rate on this raw material’s cost valued in Argentine pesos.

Regarding Resolutions I-1,982/11 and I-1,991/11 issued by ENARGAS, which established a 700% increase of the charge created by the Executive Branch N° 2,067/08 (the “Charge”) for the financing of natural gas imports, we moved forward with the legal action we had started to get said resolutions’ annulment on the grounds of their unconstitutionality and inadmissibility. In 2017, upon the expiration of the injunction dictated by the National Judiciary suspending the application of said measures, we obtained a new six-month injunction extension that will expire in March 2018, when a further extension will be requested. Although as from April 1° 2016, the Ministry of Energy and Mining overruled the action of the former Ministry of Federal Planning, Public Investment and Services (former  MPFIPyS) issued within the framework of the Sections 6 º of Decree 2, 067/2008 and 7° of the Resolution N° 1,451/2008 of the former MPFIPyS decree, in connection with the determination of the tariff charges and instructed the ENARGAS to adopt the necessary measures to annul the charges in the invoices issued to the users, we continue requesting the injunction extension as the latter resolution annuls the acts that established the charge values as from its enactment, but it does not stipulate anything regarding the charge amounts accrued in the past that we did not pay because we had the injunction. Regarding the main case, after evidence has been provided, the closing arguments are being presented and judgment is pending pronouncement.

The injunction allows us to keep conducting Liquids processing activities as it prevents said charge from affecting the profitability of this business.

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Financial and Operational Indicators of the Liquids Production and Commercialization Segment

	2017	2016
	(In millions of Argentine pesos, except for where otherwise stated) )
SELECTED FINANCIAL INFORMATION (1):
Net Revenues	6,875.2	4,768.3
Operating Income	2,250.7	1,317.2
Depreciation of Property, Plant and Equipment	20.2	16.7
Identifiable Assets	3,911.2	1,184.6
Capital Expenditures Investments	202.2	126.0
OPERATING STATISTICS:
Liquids total production (in thousands of short tons)	1,001.9	1,035.5
Liquids total sales (in thousands of short tons)	1,059.3	1,005.0
Gas Processing Capacity (en MMcf/d)	1,659.8	1,659.8
Storage Capacity (in thousands of short tons)	65.0	65.0

(1)

Information corresponding to consolidated financial statements.

OTHER SERVICES AND TELECOMMUNICATIONS

This segment, which accounted for 6.6% of our total revenues in the year 2017, mainly comprises the rendering of midstream and telecommunications services. In 2017, we focused on seizing new business opportunities that could empower this segment. Among them, we can highlight new services related to engineering, construction, operation and maintenance of natural gas facilities.

In September 2017 we reached an agreement with the Río Neuquén Joint Venture (YPF, Pampa and Petrobras Brasil) to extend, over the next 10 years, the services provided at the Río Neuquén Plant. The services involve the installation of a natural gas dehydration unit of 70.6 MMcf/d capacity and several minor modifications at the plant.

Regarding construction services, we finalized the natural gas feeding connection from the General Rojo thermal power plant to the Spegazzini thermal power plant, owned by Generación Mediterránea.

Also, in September a joint venture was formed with Sociedad Argentina de Construcción and Desarrollo Estratégico S.A. (“SACDE”) ,  an Argentine strategic construction and development company, to jointly participate in the National Bidding Process  Nº 452-0004-LPU17 for the assembling of pipelines for the project “Natural Gas Transportation and Distribution System Expansion” summoned by the Ministry of Energy and Mining. Eventually, through Resolution N° 313-E/2017, the Ministry of Energy and Mining awarded the works for the construction of the Regional Centro II Pipeline – Recreo/Rafaela/Sunchales sections to our mentioned joint venture. The related works that will demand a joint investment of approximately $946 million (VAT

23

included). On October 27, 2017 the TGS - SACDE joint venture entered the corresponding works contract with the Ministry of Energy and Mining and in December 2017 the first advance payment was received, which will allow us to start and finish works during 2018.

In the field of the Telecommunications services rendered by Telcosur, in 2017 we closed deals that allowed us to increase sold capacity and consolidate said operations.

Financial and Operating Indicators of Other Services and Telecommunications

	2017	2016
	(in millions of pesos, except where otherwise indicated)
SELECTED FINANCIAL INFORMATION (1):
Net Revenues	811.7	546.6
Operating Income	303.7	255.7
Depreciation of property, plant and equipment	92.6	31.3
Identifiable assets	1,471.3	1,292.2
Investment in capital expenditures	237.1	826.4
OPERATING STATISTICS:
Compression capacity (in HP)	31,910	32,560
Treatment capacity (in MMcf/d)	158.9	113.0

(1)

Information corresponding to consolidated financial statements.

4.

Conduction of Operations and Safety

In 2017 our pipeline system satisfactorily met the demands generated by the winter season and the requirements of the regulatory entity. To that end, we carried out several maintenance, prevention and inspection tasks.

To name but a few, we have conducted integrity assessment tasks, such as in-line inspections along 424 kilometers of pipeline and direct assessment through CIS+DCVG techniques (sections with no Scraper Traps) over 568 km. of pipelines. These tasks have been conducted to identify, assess and control threats to pipelines integrity - such as external (“SCC”-stress corrosion cracking) and internal corrosion, material and geometrical defects, manufacture and/or construction anomalies, among others.

In line with our recoating program, we successfully conducted recoating works on 2 kilometers of the Ø16 Transfer Pipeline in the Province of Neuquén and 6 kilometers on the Southern San Martín Pipeline in the Province of Río Negro in the proximities of the town of San Antonio Oeste. Additionally, we started a 20 km recoating section in the discharge of Bosque Petrificado Plant, which is foreseen to be finished by early 2018. In these works we have added non –destructive magnetic particles and ultrasound testing for the identification of anomalies and SCC

24

in longitudinal weld seams. As a result of this survey, we have detected severe anomalies that could be removed through pipe replacement.

Within the “Stress Corrosion Cracking” assessment and mitigation plan, we conducted an inline inspection with “EMAT” technology to detect cracks over 716 km of the San Martín Austral Pipeline. Based on the first report received for the Río Seco – Bosque Petrificado section, 23 sites were assessed, out of which 19 resulted critical and required immediate repair through the replacement of pipeline in 12 cases and installation of reinforcement sleeves in the 7 remaining sites. We have also conducted 25 SCC assessment pits in the discharges of the Piedrabuena, San Julián, Río Seco and Bosque Petrificado compressor plants, not having found cracks in them. Finally, we performed a survey that applied constant strain tests on the San Martín and Neuba I pipelines (in their sections located in the Province of Neuquén, Rio Negro, Tierra del Fuego and Buenos Aires), totaling 1,909 km. The result of this study will feed the SCC susceptibility model.

On the other hand, pursuant to an analysis and planning performed by the duct integrity team, we conducted the assessment of 51 external corrosion and/or geometrical defects.

In the area of Cathodic Protection, to mitigate the advance of corrosion and improve reliability, we continued strengthening the system with the installation of several new units and the renewal of obsolete facilities. Said measures were reinforced with the execution of the remote monitoring of units, for which the number of monitoring units was increased.

To minimize risks to the pipeline in the Buenos Aires ring section from General Rodríguez to General Pacheco, the area with greatest demographic concentration, we continued with the implementation of works such as corrosion risk mitigation, the adequate signaling of facilities, the correct natural gas odorization in the section, strengthening the protection of the facilities, among others.  All these efforts are driven by the firm goal of ensuring the safety of our community and continue extending the scope of our services.

Outside the Buenos Aires ring area we also conducted risk assessment and mitigation tasks in the areas with greatest concentration of population.

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5.

Integrated Management System (“IMS”)

.

Our IMS ensures a more efficient monitoring of our Health, Safety, Environmental Care and Quality Policy, (“SSMAC” or “HSEQ” according to its initials in Spanish and English, respectively), which is one of the cornerstones of our performance. As evidence of the permanent efforts to consolidate our continuous improvement processes, in 2017 we satisfactorily passed the IMS maintenance audit under ISO 14.001, ISO 9.001 and OHSAS 18.001 standards.

We have also continued with the implementation of improvements in the overall IMS processes to meet the requirements outlined by the new versions of the mentioned standards. In 2017, we conducted internal audits to our IMS to monitor the implementation status of the changes introduced by ISO 9,001 and ISO 14,001 standards, in their 2015 versions and verify their advance status in the “Management per Processes”.

6.

Environment

In 2017 we continued working to ensure the effectiveness of the permits required to operate under the current legislation on this matter.

With the aim of strengthening sustainability management, we have made progress in the first stage of the Environmental Improvements Program, with the aim of managing projects that can reduce the environmental impact of our operations.  We carried out a series of projects focused on enhancing measurement of environmental variables such as the calculation of our carbon footprint and the energetic efficiency balance at the Cerri Complex, Galván Plant and our main offices. On the other hand, we continued evaluating alternative techniques to achieve our “zero effluent” goal at the Cerri Complex.

We acknowledge that one of the strengths of our business is the protection of the environment where we operate, and we understand that our business success depends on our capacity to be acknowledged for our operational efficiency, our corporate responsibility and our engagement with the community.

7.

Health and Safety

In 2017, through the implementation of Safe and Healthy Work workshops we engaged our middle management in the consolidation of the concepts of Human and Organizational factors in the prevention of incidents. This will be followed by the development of an activities program targeted at the whole company, with focus on employees. We also carried out Safety activities in

26

the Department of Operations, oriented at understanding the need to foster cooperative spirit in self-care to prevent incidents.

Pursuing the Zero Accident target and in line with the framework outlined by the Cultural Change in Safety at TGS, we carried out activities with the contractors that manage the several investment projects at our Company. We held meetings with several representatives of the different providers and Health and Safety staff and also at work sites, encouraging our personnel to develop self-care concepts.

We also completed the practical and theoretical training imparted to the new employees in Road Safety, as part of the Preventive Driving Program. We continued with the consultant hiring process, to be completed in 2018, with some adjustments and improvements to be implemented, based on our experience gained over the last years.

We continued addressing opportunities for improvement detected in the past years in connection with Assets Management.

We are consolidating the change to our Response to Emergencies and Crises Plans, to adjust them to international best practices standards, focusing on safety emergencies, the mitigation of the likely scenarios that might impact on the environment and the community. Besides, we continued training our brigade volunteers, conducting activities in an external training center with representative scenarios.

We also started the outlining of a Safety Strategic Map based on current and oncoming initiatives, proposing measurement mechanisms to achieve improvements.

8.

Human Resources

The year 2017 has been marked by a significant increase in our activities, such as investment, personnel recruitment, training and development, which have required the outlining and follow-up of a significant number of strategic initiatives driven by the clear aim of maintaining and upgrading our value proposal.

The work and inflationary scenario that prevailed in the first months of the year, called for the development of a sustained strategy of communication with union entities through many demanding work meetings, which allowed negotiation agreements that were submitted to the Ministry of Labor, Employment and Social Security to be approved and included in the collective work agreements with each of the union entities that represent the Company’s personnel reached by collective agreements. Thus, with reciprocal willingness and openness to dialogue, not only did we address salary issues, but also several aspects that constitute the work activity of our staff.

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As every year, we continued looking after the people that have positioned our company as the leader of the natural gas transportation business, for which purpose we have developed several programs and workshops that promote the importance of health and safety at the workplace. This is reflected in the new role assumed by the Human Resources Department that as from 2017 is responsible for the Occupational Health area.

As a result of the Tariff Review process, in 2017 we had to undertake investment activities much higher than in previous years. To overcome this challenge and fulfill the work plan goals submitted to and approved by ENARGAS, we included the hiring of personnel in our budgets and plans, which has increased the number of personnel recruitment processes compared to previous years.

Addressing the persistent need to rely on technically qualified personnel in the different technical specializations required by our operations and in particular to meet the Investment Plan staff needs, we continued working on the development of the several technical schools and the preparation of the didactic material. Over the last years, we have developed a set of technical schools focused on the following fields of knowledge:  cathodic protection, valves, pipeline operation, welding, gas turbines, centrifugal compressors, lube and seals oil, mechanics, electricity and instrumentation, compressor plants operation, chromatography, liquefied gas pumps and compressors, hygrometers, work inspectors and duct integrity. All these activities have been conducted at our educational centers located at the Gutiérrez Base (Province of Buenos Aires) and General Conesa Plant (Province of Río Negro). These schools have been acknowledged by the Instituto Argentino de Gas y Petróleo with a special mention prize and their experiences have been communicated in different graphics media.

Seeking to train and strengthen the future leadership of our company, in 2017 we designed and implemented a Young Professionals Program. This year we have been joined by a number of young engineers who have gone through a special profile assessment process. These professionals will be allocated to different areas directly linked to operations.

Departing from the new business opportunities that arose in 2017 and in light of the ever-changing scenario both in the economic context and the shareholders, we have started a cultural change project that aims at strengthening leadership and driving it to a customer-focused culture, innovation and achievements, as the stepping stone from which we will gain momentum to reach the new challenges ahead of us.

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9.

Sustainability Management

The public nature of the service we provide and the wide extent of our transportation system gives rise to a wide variety of stakeholder groups that differ from community to community, ranging from holders of easement rights to native indigenous people.

Sustainability is the tool that allows us to focus our strategy on those aspects that strongly impact on our business and the stakeholders affected by our activities, being social license one of them.

Besides the strict regulations that we are subject to because of the public nature of the natural gas transportation service we provide, which contemplate community safety and care, our Sustainability Policy goes even further, towards a vision of social responsibility beyond compliance with regulatory requirements.

We renew our commitment to all actions and projects related to the safety and reliability of our pipeline system, the safety of our staff and the impact on the environment as we acknowledge them as of utmost importance for the management of our operations. We also identified social aspects related to our business chain value and vulnerable stakeholder groups on which we have the capacity to generate a positive influence towards sustainable development.

In 2017 we prepared our 6° Sustainability Report, comprising the 2015-2016 period, which allows us to consolidate a social responsibility vision as a tool towards sustainable development. We have also been part of the UN Global Compact since its beginnings in 2004 and every year we present our Communication on Progress report.

The Sustainability Policy and the Sustainability Report are dynamic tools that allow greater efficiency in the allocation of resources to take a step forward in the effective performance of our social mission as a responsible corporation. This is reflected in our company’s motto: "We transport quality of life ".

In 2017 we conducted several social investment programs in the provinces of Neuquén, Río Negro, Chubut and Buenos Aires. The main objective of these programs was to contribute with the educational and comprehensive development of the population of the communities in the west of the Argentine Patagonia and the employability of young and adults.

We also executed a damage prevention program to protect our facilities, as damage control represents a key aspect in our business strategy.

The higher demographic density in urban areas in the cities served by our pipeline network has called for a new approach to the damage prevention process, which must not only contemplate the condition of the network but must also consider the context above the surface. Several actions

29

have been pursued to prevent accidents through effective communication and the increase of our presence in highly populated areas.

The development of the program has provided a new approach to damage prevention, engaging greater participation from stakeholders and also addressing their expectations in connection with the issue.

The direct relation with members of the community based on an action free from business interests generated a positive impact on the generation of trust and dialogue that can help reduce potential contingencies.

In the near future, the operation of our pipeline network will require infrastructure works, expansion, maintenance or changes in operating conditions, which will increase the need to interact with our facilities’ neighborhoods, so it is imperative to generate their trust and engagement.

10.

Finance

As of December 31, 2017 our Company`s total indebtedness amounted to Ps. 4,499.0 million. The breakdown of this amount is presented in the table below:

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The company’s indebtedness maturity profile, stated in millions of US$ is as follows:

In 2017, the Argentine Government continued implementing policies tending to regularize the Single Free Exchange Market (“MULC”, for its acronym in Spanish). On May 19, 2017 the BCRA issued Communication “A” 6244, which introduces an overall reform to the exchange rate market effective as from July 1, 2017. It annulled the regulations that were in force on said date with respect to exchange transactions, keeping in effect only the requirements related to reporting, surveys and follow-up of these transactions.

Through Decree N° 893/2017, issued by the Official Gazette on November 2, 2017, the National Executive Branch repealed section 1 of Decree N° 2581/1964, section 10 of Decree N° 1555/1986 and Decree N° 1638/2001, thus eliminating the obligation of Argentine importers to enter and settle currencies proceeding from the collections of their products and services exports at the MULC.

In the year 2017 the Argentine peso suffered a 17.4%, depreciation (or Ps. 2,76 per each United States dollar) . This exchange rate increase has negatively impacted on the results of our Company in 2017, due to our net liabilities in United States dollars.

As our indebtedness is denominated in US$, half of our availabilities have been invested in instruments denominated in said currency, thus it has not been necessary to hire currency hedge instruments as we had done in previous years, when it was impossible to have dollarized cash due to the exchange restrictions in effect in previous years. In 2017, considering our high liquidity levels throughout the year and taking advantage of positive rates, a great deal of the availabilities

31

was destined to collocations denominated in Argentine pesos. Thus we kept a low credit risk and high liquidity.

Our strategy will continue oriented at mitigating the exchange rate risk of our net liabilities in United States dollars and the impact of inflation on our availabilities. Also, as the Tariff Review has finally materialized, we must analyze several alternatives to finance the Investment Plan that must be carried out to ensure the efficient and safe rendering of our Natural Gas Transportation Service.

Finally, on September 15, 2017, the CNV -Argentine Stock Exchange- issued Resolution N° 18,938, through which it authorized the expansion of the Non-Redeemable Short/Medium- Term Bond Program up to the amount of US$ 700,000,000.

11. ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2017

The following analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) adopted by the Argentine National Securities Exchange ("CNV", for its initials in Spanish) through the CNV Standards (N.T. 2013) and taking into account ENARGAS Resolutions N° 1,660 and N° 1,903.

The Company’s consolidated financial statements for the years ended December 31, 2017 have been audited by Price Waterhouse & Co. S.R.L. (“Price”) and Pistrelli, Henry Martin and Asociados S.R.L. On the other hand, consolidated financial statements for the years ended December 31, 2016, 2015, 2014 and 2013 have been audited by Price.

11.1

 Analysis of financial condition and results of operations for the year ended December 31, 2017

The following table presents a summary of the consolidated results of operations for the years ended December 31, 2017 and 2016:

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Summary

Comprehensive income for the year ended December 31, 2017, was of Ps. 2,793.3 million compared to the comprehensive gain of Ps. 930.6 million reported in 2016, representing a Ps. 1,862.7 million increase.

Said positive variation was mainly due to a higher operating income increase of Ps. 2,484.2 million, which went up to Ps. 4,716.1 million in the year ended December 31, 2017, compared to the Ps. 2,231.8 million recorded in the previous year.

Although at different growth rates, 2017 revenues increased up to Ps. 12,246.7 million (65,4% or Ps. 4.844,6 million higher than in 2016).

Net revenues
14,000.0
12,000.0
10,000.0
8,000.0
6,000.0
4,000.0
2,000.0
-
Ps. 12,246.7 MM
Ps. 7,402.1 MM
+65.4%
2017
2016
Natural gas transportation
Liquids Production and Commercialization
Other services

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This positive effect was mainly attributable to higher natural gas transportation revenues, which went up by Ps. 2,472.5 million, mainly owing to the application of tariff increases stipulated by Resolutions 3724, 4054, 4362 and 120. On the other hand, in the Liquids Production and Commercialization segment revenues increased by Ps. 2,106.9 million with respect to the previous year, mainly owing to the increase in the reference prices of the dispatched Liquids.

Total net revenues
8,000.0
7,000.0
6,000.0
5,000.0
4,000.0
3,000.0
2,000.0
1,000.0
-
Natural gas transportation
Liquids Production and Commercialization
Other services
2017
2016

On the other hand, operative costs and administrative and selling expenses went up to Ps. 7,426.2 million, increasing by 45.5% or Ps. 2,321.4 million.

On March 30, 2017, ENARGAS issued Resolution 4362, which approved the technical-social studies conducted within the framework of the Tariff Review started in April 2016. On the same date, we initialized the 2017 Integral Renegotiation Agreement, which is awaiting approval by the National Congress for its subsequent ratification by the National Executive Branch. It should be mentioned that the 2017 Comprehensive Agreement not only outlined the tariff to be applied to the Natural Gas Transportation segment, but also approved the ambitious Five-year Investment Plan for the period comprised between April, 1 2017 and March 31, 2022. Said Five-year Investment Plan will imply works for Ps. 6,787 million, at December 2016 values, being four times higher than investments conducted for this business segment over the last 5 years.

The tariff increase obtained through Resolution 3724 also implied significant investments (the “2016 Investment Plan”), which added to the  Five-year Investment Plan will be of the utmost relevance for the rendering of a reliable and safe service. As of December 31, 2017 total accumulated investments related to both investment plans amounted to Ps. 1,587.7 million.

The finalization of the Tariff Review process will provide us with a more certain outlook for the performance of our regulated activity, in light of the overall context of operational cost increases

34

over the last 16 years, during which the terms of the regulatory framework were not met. At the closing of this period, ENARGAS granted tariff adjustments that could only partially offset the cost increase mentioned above.

Financial results showed a positive variation of Ps. 245.4 million, mainly as a result of the lower depreciation of the Argentine peso against the United States dollar and lower net liabilities in said currency in the 2017.

Net Revenues

Natural Gas Transportation

Revenues related to this activity represented 37.2% and 28.2% of aggregate net revenues in the years ended December 31, 2017 and 2016, respectively. This segment’s revenues mainly derive from firm natural gas transportation contracts, under which pipeline capacity is reserved and paid regardless of actual usage by the shipper. Additionally, we also render interruptible natural gas transportation services, which provides natural gas transportation subject to the pipeline capacity availability and we provide operation and maintenance services to the natural gas transportation facilities related to the expansions promoted by the National Government and owned by Gas Trusts constituted for such purposes. In return for the latter service, we receive from those clients who subscribed the incremental gas transportation capacities the charge for access and use (“CAU”), related to the use of the natural gas transportation system within the framework of the expansion works carried out by the National Government, charge that remained unchanged from its creation in 2005 to its first updating in May 2015.

Natural gas transportation segment revenues for the year ended December 31, 2017 reported an increase of Ps. 2,472.5 million, compared to the revenues obtained in 2016. This increase is owed mainly to:(i) the combined effect of the application of tariff increase granted by ENARGAS Resolution 3724 in full effect in the year 2017, later complemented by the increase stipulated by ENARGAS Resolution 4054, both of which resulted in an aggregate tariff increase of 200.1%, (ii) the increase granted in accordance with Resolution 4362 mentioned below and (iii) to a lower extent, due to the tariff increase granted by Resolution 120 in effect as from December 1, 2017.

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Liquids Production and Commercialization

Liquids Production and Commercialization accounted for roughly 56.1% and 64.4% of total net revenues for the years ended December 31, 2017 and 2016, respectively. Liquids Production and Commercialization activities are developed at the Cerri Complex, which is fed by our main pipelines. At the Cerri complex we obtain ethane, propane, butane and natural gasoline. The sale of said hydrocarbons is carried out both in the domestic and exports market. In the domestic market, our propane and butane are sold to fractionating companies. In the exports market, we sell these products and natural gasoline at international prices. Ethane is sold to Polisur at freely agreed prices.

Liquids Production and Commercialization revenues added up to Ps. 6,875.2 million in the year ended December 31, 2017 (Ps. 2,106.9 million or 44.2% higher than the values recorded in 2016). This increase in mainly derived from higher international reference prices in 2017.

Complementing the positive effect of the higher reference prices, total dispatched volumes went up by 5.4% or 54,327 short tons compared to 2016, all of which corresponded to our own products’ sales.

As mentioned above, in the year ended December 31, 2017 we continued meeting the targets outlined by the Ministry of Energy and Mining regarding the volumes that must be supplied to the domestic market both within the context of the New Stabilization Program and the Propane for Networks Agreement.

Revenues related to our participation in the Propane for Networks Agreement went up after the MINEM stipulated an increase in the propane sale price as from April 1 and December 1, 2017. As from said dates, the price has been set at Ps. 1,267/ton and Ps. 2,832/ton (in accordance with the provisions of Resolution 74) and Ps. 1,941.20/ton and Ps. 3,964/ton (in accordance with the provisions of Resolution 474), depending on the client to whom the product is sold.

Regarding the New Stabilization Program , it has also recorded price increases in accordance with the provisions of Resolutions N° 56-E/2017 and N° 287-E/2017 issued by the Ministry of Energy and Mining. Thus, prices were set at Ps. 2,568 per ton of butane and Ps. 2,410 for propane as from April 2017 and Ps. 4,302 per ton as from December 1, 2017 for butane and Ps. 4,290 per ton for propane starting December 1, 2017. The compensation received from the National Government remained fixed at Ps. 550/ton.

36

It should be mentioned that as of the date of the issuance of the present Annual Report, although there have been improvements in 2017, collections of the compensations derived from the mentioned programs still suffer some delays. We received from the SRH the payment of Ps. 216.1 million owed to us as compensation corresponding to the year 2016 and some months of the 2017, whereas as of December 31, 2017 the outstanding amount pending payment adds up to Ps. 173.3 million.

On August 1, 2017 we closed with Polisur negotiations related to the terms of the agreement that will govern ethane commercialization until May 1, 2018. It should be noted that the terms of this agreement are similar to the one in effect as of May 1, 2017 and has retroactive effect as from that date.

With respect to natural gasoline sales to the exports market on July 10, 2017 we closed a deal with Shell Trading US Company for the sale of natural gasoline, which will be in effect until January 2018. In the period comprised between January and July 2017 we conducted spot sales to said client, based on the international reference price minus a fixed discount per metric ton.

Other Services

We render Midstream services that include the treatment, separation and removal of impurities from the natural gas stream, and may involve natural gas gathering and transportation in gas fields, as well as inspection and maintenance services rendered to compressor plants and pipelines, steam generation for electricity production. This segment also comprises telecommunication services rendered through our controlled company Telcosur S.A.

Other Services revenues went up by Ps. 265.2 million in 2017 against the figures reported in 2016. The increase is owed mainly to higher revenues derived from natural gas compression and treatment. Other growth drivers, of lesser impact, include higher revenues related to operation and maintenance, the exchange rate effect on sales denominated in United States dollars and engineering services rendered in 2017.

Operating Costs, Administrative and Selling Expenses

Operating Costs, Administrative and Selling Expenses corresponding to the year ended on December 31, 2017 went up by Ps. 2,321.4 million, 45.5% above the previous year. Said variation is mainly due to the: (i)  higher cost of the natural gas processed at the Cerri Complex, mainly owing to higher  prices and volumes of natural gas purchased as TPR, (ii) higher fixed assets  repair and maintenance costs, (iii) labor cost increase, (iv) butane purchases for resale and (v) turnover tax.

37

The table below presents a breakdown of the

Operating Costs and Administrative and Selling Expenses and their main variations for the years ended as of December 31, 2017 and 2016:

Other Operating Results

Other operating results recorded a negative variation of Ps. 38.9 million, mainly as a consequence of assets impairment and allowances for contingencies charged against the year’s earnings. These effects were partially offset by the recovery obtained in connection with the work-related accident that took place at Polisur’s production plant.

Net Financial Results

Negative financial results for the year ended December 31, 2017 presented a positive variation with respect to the Ps. 245.4 million reported in 2016. The breakdown of the financial results is as follows:

38

Said positive variation is largely owed to the lesser negative exchange rate difference, net by Ps. 217.8 million, as a consequence of lower liabilities denominated in US$ in the year 2017. On the other hand, the exchange rate for the United States dollars ended with a value of Ps. 18.649 representing an increase of 17.4% (or Ps. 2.76 per each US dollar) versus the exchange rate recorded at the closing of 2016. On the other hand, as of December 31, 2016 the exchange rate had gone up by 21.9% (or Ps. 2.85 per each US dollar) versus the rate in effect at the closing of 2015.

Additionally, in 2017 there were also higher financial revenues related to interests earned by financial assets. Although the obtained interest rates were lower, that effect was offset by the invested capital.

All the positive effects described above were partially offset by the interests generated by liabilities as a consequence of higher accrued interests related to financial leasing and exchange rate depreciation.

Income Tax

In the year ended December 31, 2017, TGS recorded Ps. 1,355.0 million loss related to income taxes, which represented a Ps. 489.3 million negative variation with respect to the loss reported in the year 2016, attributable to the higher taxable income generated in 2017.

The negative effect has been partially offset by the positive variation recorded in the deferred tax liability as a consequence of the enactment of Law N° 27,430 by the National Congress that outlines an overall reform to the Argentine tax system (the “Tax Reform”) and among other provisions, established a decrease in the income tax rate as from the year 2018.

11.2

Liquidity

Our primary funding sources and their application during the years ended December 31, 2017 and 2016 were as follows:

39

Net cash and cash equivalents positive variation for the year ended December 31, 2017 was Ps. 1,097.8 million higher than same values reported in 2016.

The main drivers of this effect were an increase in net cash flows generated by operations for Ps. 1,385.1 million, mainly due to: a better operating income partially offset by higher income tax and contingencies payments and the lower allocation of funds to financing activities for Ps. 975.8 million -due to the payment of financial obligations and dividends.

Net cash flows applied to investment activities went up by Ps. 1,995.2 million, as a result of higher funds destined to fund collocations not considered cash equivalents and higher payments related to the purchase of property, plant and equipment in 2017.

11.3

2017 Fourth Quarter versus 2016 Fourth Quarter

The table below presents a summary of the consolidated results recorded during the fourth quarters ended December 31, 2017 and 2016:

We recorded a comprehensive gain of Ps. 974.7 million for the 2017 fourth quarter, compared to the comprehensive gain of Ps. 462.0 million obtained in the same period in 2016.

Total net revenues corresponding to 2017 fourth quarter increased by Ps. 1,611.0 million or 63.6% with respect to the same period of the previous year.

Natural gas transportation net revenues for the fourth quarter of 2017 were Ps. 710.9 million higher than the same period of 2016. This positive variation was owed largely to the impact of the

40

application of the increases stipulated by Resolutions 4362 and 120, which determined transitory tariff adjustments as from April 1 and December 1 of 2017, respectively.

Liquids Production and Commercialization revenues were Ps. 851.5 million or 52.7% higher in the 2017 fourth quarter, mainly as a consequence of the positive variation in the reference prices and the increase in the exchange rate relation versus the US dollar.

Total volumes dispatched from Cerri Complex were up by 8.0% or 23,964 short tons compared to the same quarter last year. This was attributable to higher exported volumes and higher ethane volumes dispatched to Polisur in the fourth quarter of 2017.

The Other Services segment reported a Ps. 48.7 million increase, derived mainly from: (i) the Argentine peso devaluation on the sales denominated in United States dollars, (ii) higher revenues related to operation and maintenance services and pipeline and compressor plant maintenance and,(iii) higher revenues related to natural gas compression and treatment services. These positive factors were partially offset by lower engineering services rendered during the fourth quarter of 2017.

Cost of sales and administrative expenses for the fourth quarter of 2017 went up to Ps. 2,540.8 million (whereas in 2016 fourth quarter they had reached Ps. 1,678.3 million), which represented an increase of Ps. 862.5 million ( or 50.8%). Said variation is mainly due to the increase of: (i) fixed assets repair and maintenance costs, (ii) costs of the natural gas processed at the Cerri Complex, and (iii) labor costs.

The following table presents a breakdown of operative, administration and selling costs and their main variations for the fourth quarters ended December 31, 2017 and 2016:

The negative Other Operating Results recorded in the fourth quarter of 2017 were of Ps. 117.0 million, versus the negative result of Ps. 5.4 million reported in the same quarter in 2016. This negative variation was due to the decrease in Other Receivables and higher allowances that were charged to 2017earnings.

41

In the fourth quarter of 2017 negative financial results went down by Ps. 25.6 million, compared to the recorded in the same period in 2016. Said positive variation is attributable to the higher interests generated by assets, which was partially offset by a higher exchange rate variation in the fourth quarter of 2017.

Income tax in the fourth quarter of 2017, was Ps. 149.9 million higher than the amount recorded in the same quarter of 2016, mainly due to the higher taxable income partially offset by the decrease in the applicable tax rate, stipulated in the Tax Reform, for the calculation of the deferred tax.

11.4

 Consolidated Statements of Financial Position

The structure of our Shareholders’ Equity as of December 31, 2017, 2016, 2015, 2014 and 2013 is presented below:

11.5

Comparative Statements of Comprehensive Income

Statements of comprehensive income for the years ended December 31, 2017, 2016, 2015, 2014 and 2013:

42

11.6

Comparative Statements of Cash Flows

Comparative Statements of Cash Flows or the nine-month periods ended September 30, 2017, 2016, 2015, 2014 and 2013:

11.7

Comparative Statistic Data (in physical units)

11.8

Ratios

43

11.9

TGS share market value in Buenos Aires Stock Exchange at the closing of each last business day

	2017	2016	2015	2014	2013
January	32,40	17,00	7,60	4,13	3,10
February	36,80	21,00	9,10	4,20	2,56
March	43,90	17,30	12,70	4,58	2,82
April	46,30	18,00	12,00	5,14	3,04
May	53,30	18,00	10,80	6,45	2,91
June	56,40	19,90	11,40	5,57	2,60
July	54,00	19,55	11,10	6,08	3,06
August	61,30	18,25	11,65	7,04	3,35
September	72,00	20,80	10,90	10,00	3,80
October	76,00	22,40	16,70	8,78	4,15
November	73,85	25,60	17,70	9,00	4,36
December	83,00	29,60	17,05	7,80	3,80

12

Further Considerations

In accordance with the provisions of Title IV, Chapter I, Section I, article 1, subsection a.1) of NT 2013, below we include information requested by Law Nº 26,831 “Argentine Public Offering Law” under its section 60, subsection c), I, II, III and IV , thus reporting:

a)

Projected business strategy and other relevant aspects pertaining to our business,

financial and investments planning

With reference to our regulated business, on the one hand our goal will be to execute the ambitious Investment Plan that our Company must fulfil in compliance with Enargas requirements. The implementation of the  2017 Integral Renegotiation Agreement with the ensuing approval of the new tariff charts outlined for the period comprised between April 2017 and March  2022 will enable us to obtain enough revenues to face said plan.

On the other hand, we will focus on business opportunities that can contribute not only to our economic financial situaiton but also to the so needed development of energy in Argentina.

Both goals,  complementary to each other, will ensure the maintenance of our pipeline system and its enhancment to meet the needs of the energy development in Argentina and thus make of TGS a sustainable company.

In the Liquids Production and Commercialization Business, our strategy will be focused on an enhancement of production based on the different products’ sales margins and the development of alternative markets both in the domestic and exports fronts. To face the current scenario marked by increasing natural gas prices, we will seek to obtain this raw material at reasonable prices to

44

maintain profitablity and we will also strive to renew our ethane agreement with Polisur, the only client with whom we commercialize this product.

In the Other Services segment, the Company will focus on finding opportunities to accompany the country's energy development and taking advantage of the growing production of natural gas in Vaca Muerta, the necessary steps will be taken to allow the realization of a project that allows the construction of a catchment pipeline and a treatment plant.

In the exports arena,our efforts will aim at renewing the propane, butane and natural gasoline exports agreements, seeking to obtain the highest profitability possible.

Meanwhile, in the domestic market, given the increase in natural gas acquisition costs, we will work along with national entities to implement modifications to the current LPG supply to the most vulnerable society sectors, seeking to obtain resonable margins.

b)

Issues related to organizational decision-making structures and internal control system:

The making of decisions is the responsibility of the Board of Directors, whereas decisions are executed by the Management of the Company. The top management is in charge of implementing our corporate strategy and is led by the Chief Executive Officer (CEO), who reports directly to the Board of Directors in accordance with the terms of section 270 of the Argentine Business Associations Law. The areas of Operations, Administration, Finance and Services, Regulatory and Institutional Affairs, Human Resources and Legal Affairs report directly to the CEO.

The areas of Safety, Enviroment, Quality and Internal Audit also report directly to the

Chief Executive Officer.

We have devised an adequate internal control structure through different kind of controls targeted at mitigating several risks. The adequate performance of internal controls is assessed on a yearly basis as it also constitutes a requirement of the United States Sarbanes-Oxley Act (to which we are subject for trading our shares in the United States Stock market). The internal controls structure’s annual assessment consists in the evaluation of its design to ensure controls are oriented at mitigating process-related risks and on the other hand a test is performed on their effectiveness. Based on the analisis performed in 2017, we have not detected significant material weaknesses to be reported.

45

The referential parameter we used for the mentioned internal control system assessment is the one outlined by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its 2013 version.

c) Dividends policy proposed or recommended by the Board of Directors, with a well founded and detailed explanation:

The Board of Directors has not established a dividends policy.

d) Compensation to the Board of Directors members and the corporate Management, option plans and any other modality of compensation to directors and managers. The mandatory nature of disclosing this information shall extend to the controlled companies in which different systems or policies are applied:

The compensation to the members of the Board of Directors is determined by the Shareholders Meeting. The compensation to managers is made up of a fixed and a variable component, depending on the fulfillment of the objecties outlined by the Board of Directors. The members of the Board of Directors of the controlled company do not receive any payment. We currently don’t have stock option plans for the acquisition of TGS shares nor retirement plans for our employees.

e) In compliance with the provisions of Tïtle IV, Chapter I, Section I, Article 1, subsection a.1) of the NT 2013 of the CNV Standards, in Exhibit I to this Annual Report, we include the information related to level of compliance with the Corporate Governance Code.

13

Board of Directors Proposal regarding the destination of results

The breakdown of retained earnings as of December 31, 2017 is detailed below:

In Thousands of Pesos
Balance of Future Dividends Reserve approved by the Shareholders Meeting held on April 26 , 2017	912,010
2017 Net Income	2,793,263
Total	3,705,273
Proposal : Future Dividends Reserve	3,705,273

Autonomous City of Buenos Aires, March 7, 2018.

Luis Alberto Fallo

Chairman of the Board of Directors

47

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

 (Stated in thousands of pesos as described in Note 3 except for share and per share information)

Notes	2017	2016
Revenue from sales	7	12,246,664	7,402,172
Cost of sales	8.h.	(6,523,317)	(4,435,915)
Gross profit		5,723,347	2,966,257
Administrative expenses	8.i.	(402,995)	(315,379)
Selling expenses	8.i.	(499,909)	(353,514)
Other operating expenses	8.k.	(104,377)	(65,543)
Operating profit		4,716,066	2,231,821
Net financial results			
Financial income	8.j.	722,185	405,347
Financial expenses	8.j.	(1,290,145)	(1,218,708)
Total		(567,960)	(813,361)
Share of profit from associates	11	190	1,522
Net income before income tax		4,148,296	1,419,982
Income tax expense	14	(1,355,030)	(489,304)
Net income for the year		2,793,266	930,678
Other comprehensive results		-	-
Total comprehensive income for the year		2,793,266	930,678
Net income and total comprehensive income attributable to:			
Owners of the Company		2,793,263	930,675
Non-controlling interests		3	3
		2,793,266	930,678
Total comprehensive income per share attributable to owners of the Company:			
Weighted average of outstanding ordinary shares		794,495,283	794,495,283
Basic and diluted earnings per share		3.52	1.17

The accompanying notes are an integral part of these consolidated financial statements.

Luis Alberto FalloBoard of Directors’ Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2017 AND 2016

(Stated in thousands of pesos as described in Note 3)

Notes	2017	2016
ASSETS			
Non-current assets			
Property, plant and equipment	12	6,480,361	5,333,344
Investments in associates	9	3,065	2,874
Other financial assets at amortized cost	8.m.	14,473	21,584
Other financial assets at fair value through profit or loss	8.l.	-	142,872
Deferred tax asset	14	528	-
Other receivables	8.a.	12,106	75,465
Trade receivables	8.b.	3,055	8,122
Total non-current assets		**6,513,588**	**5,584,261**
Current assets			
Other receivables	8.a.	695,316	378,272
Inventories		105,996	116,863
Trade receivables	8.b.	2,033,540	1,226,439
Other financial assets at amortized cost	8.m.	1,445,428	14,900
Other financial assets at fair value through profit or loss	8.l.	220,229	55,508
Cash and cash equivalents	8.c.	2,652,803	1,555,089
Total current assets		**7,153,312**	**3,347,071**
Total assets		**13,666,900**	**8,931,332**
EQUITY			
Common stock		1,345,300	1,345,300
Legal reserve		269,059	247,503
Future dividends reserve		912,010	-
Future capital expenditures reserve		-	2,891
Accumulated retained earnings		2,793,263	930,675
Non-controlling interests		8	9
Total equity		**5,319,640**	**2,526,378**
LIABILITES			
Non-current liabilities			
Deferred tax liabilities	14	273,390	416,716
Advances from customers	8.d.	298,169	313,686
Loans	13	3,169,760	3,771,604
Total non-current liabilities		**3,741,319**	**4,502,006**
Current liabilities			
Provisions	15	196,349	221,433
Advances from customers	8.d.	81,004	37,594
Other payables	8.e.	33,547	3,816
Taxes payables	8.f.	96,557	59,192
Income tax payable		1,180,704	305,410
Payroll and social security taxes payable	8.n.	235,207	168,859
Loans	13	1,329,270	145,396
Trade payables	8.g.	1,453,303	961,248
Total current liabilities		**4,605,941**	**1,902,948**
Total liabilities		**8,347,260**	**6,404,954**
Total equity and liabilities		**13,666,900**	**8,931,332**

The accompanying notes are an integral part of these consolidated financial statements.

Luis Alberto FalloBoard of Directors’ Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(Stated in thousands of pesos as described in Note 3)

Luis Alberto FalloBoard of Directors’ Chairman

              TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

                    (Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

2017	2016
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		
Total comprehensive income for the year	2,793,266	930,678
Reconciliation of total comprehensive income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	358,420	286,798
Disposal of property, plant and equipment	7,814	7,201
Share of profit from associates	(190)	(1,522)
Increase in provisions	128,136	98,833
Interest expense accrual	400,947	392,372
Interest income on other financial assets other than cash and cash equivalents	(78,592)	(37,616)
Income tax	1,355,030	489,304
Derivative financial instrument results	-	8,933
Foreign exchange loss	208,256	623,757
Doubtful accounts	(12,055)	20,546
Changes in assets and liabilities:		
Trade receivables	(933,043)	(524,014)
Other receivables	(253,686)	(227,569)
Inventories	10,867	(108,411)
Trade payables	329,675	487,238
Payroll and social security taxes	66,348	51,927
Taxes payables	7,396	(33,368)
Income tax	(73,315)	(39,189)
Other payables	29,731	(37,131)
Provisions	(153,220)	(27,986)
Interest paid	(182,131)	(324,869)
Income tax paid	(515,423)	(10,529)
Derivative financial instruments	-	118,490
Advances from customers	28,340	(6,359)
Cash flows provided by operating activities	3,522,571	2,137,514
CASH FLOWS USED IN INVESTING ACTIVITIES		
Additions to property, plant and equipment	(1,308,560)	(596,109)
Financial assets not considered cash equivalents	(1,221,342)	61,436
Cash flows used in investing activities	(2,529,902)	(534,673)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Payment of loans	(40,433)	(916,490)
Dividends paid to the Company's shareholders	-	(99,734)
Dividends paid to the non-controlling interest	(4)	-
Cash flows used in financing activities	(40,437)	(1,016,224)
NET INCREASE IN CASH AND CASH EQUIVALENTS	952,232	586,617
Cash and cash equivalents at the beginning of the year	1,555,089	872,537
Foreign exchange gain on Cash and cash equivalents	145,482	95,935
Cash and cash equivalents at the end of the year	2,652,803	1,555,089

The accompanying notes are an integral part of these consolidated financial statements.

For supplemental cash flow information see Note 6.

Luis Alberto Fallo
Board of Directors’ Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.

BUSINESS DESCRIPTION

Business Overview

Transportadora de Gas del Sur S.A. (“TGS” or the “Company”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). TGS commenced operations on December 29, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. Also, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of digital terrestrial radio relay.

On April 26, 2017, the Ordinary and Extraordinary Shareholders’ Meeting approved the amendment of TGS’ bylaws (the “Statutory Modification”) in order to: (i) expand the corporate purpose in order to incorporate the development of complementary, accessory, related and / or derived activities of natural gas transportation, such as the generation and sale of electricity and the provision of other services for the hydrocarbons sector in general, and (ii) the creation of an Executive Committee of the Board of Directors under the terms of Article 269 of the General Companies Law. The objective is to provide this Administration body with greater flexibility in decision-making. In relation to compliance with the regulatory requirements, it has been recorded that the Statutory Modification has not received comments from ENARGAS, in what concerns its competence, as informed by a note dated April 25, 2017, nor from (ii) the Comisión Nacional de Valores (“CNV”), which has made up the Statutory Modification through a note dated April 18, 2017. On July 14, 2017, through the issuance of Resolution No. 18,852, the CNV approved the Statutory Modification, which finally was approved by the General Inspection of Justice on July, 25, 2017.

Major Shareholders

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (in the process of merging with Pampa Energía S.A. “Pampa Energía”), which holds 10% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Argentine Branch and whose beneficiary is Petrobras Hispano Argentina SA, a wholly owned subsidiary of by Pampa Energía) (the "Trust"), who has a trust shareholding of 40% of the share capital of CIESA) and (iii) Grupo Inversor Petroquímica S.L. (member of GIP Group, headed by Sielecki´s family; “GIP”), and PCT L.L.C. ("PCT"), which directly and together with WST S.A. (Member of Werthein Group, "WST") indirectly through PEPCA S.A. ("PEPCA"), hold a 50% of the shareholding in CIESA.

The current shareholding structure of CIESA is the result of the transaction carried out on July 27, 2016, by which: (i) Pampa Energía S.A. and its subsidiary Pampa Participaciones SA sold all of the capital stock and votes of its ownership in PEPCA in favor of GIP (by 51%), WST (by 45.8%) and PCT (by 3.2%), and (ii) Pampa Inversiones S.A. transferred its status as beneficiary of the Trust to GIP and PCT, with a holding of 55% and 45%, respectively (the "Transaction").

On July 27, 2016, Pampa Energía SA acquired from an affiliate of Petroleo Brasileiro SA the total shareholding and votes of Petrobras Participaciones S.L., the controlling company of Petrobras Argentina S.A., and consequently the indirect control of Petrobras Hispano Argentina S.A.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

On August 9, 2016, ENARGAS authorized the change of share control in CIESA, approving through Resolution No. I/3939: (i) the acquisition by Pampa Energía of the entire shareholding that Petrobras Participaciones S.L. held in Petrobras Argentina; (ii) the acquisition by GIP, WST and PCT of PEPCA shareholding; (iii) the transfer of rights made by Pampa Energía to GIP and PCT and, (iv) the replacement of The Royal Bank of Scotland N.V. Argentine Branch as Trustee of the Trust, by TMF Trust Company (Argentina) S.A.

On December 7, 2016, Pampa Energía, Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., Pampa Participaciones S.A. and Pampa Inversiones S.A. (jointly "Pampa Group") requested authorization from ENARGAS to exercise the exchange option (the "Exchange") provided for in the Transaction. The Exchange consists of a series of transfers by which Pampa Group transferred to GIP and PCT 40% of the capital stock of CIESA, while GIP and PCT transferred to Petrobras Hispano Argentina S.A. their status as Beneficiaries of the Trust. Thus, the Exchange did not modify GIP, PCT and WST percentage ownership of CIESA, and thereby TGS. Finally, the Exchange was approved by ENARGAS on December 29, 2016, and notified to CIESA on January 17, 2017.

As a result of the Transaction and the Exchange, GIP, WST and PCT hold 50% of CIESA's capital stock in the following proportions: GIP 27.10%, WST 4.58% and PCT 18.32%, while Pampa Group holds the remaining 50%.

On February 16, 2017, the Extraordinary Shareholders’ Meetings of Pampa Energía and Petrobras Argentina S.A approved the merger commitment mentioned above. The merger was effective as from November 1, 2016. At the date of issuance of these consolidated financial statements, the administrative compliance of the merger is still pending by the controlling bodies.

2.

CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its consolidated financial statements for the years ended December 31, 2017 and 2016 in compliance with the provisions of CNV rules. In these consolidated financial statements as of December 31, 2017, TGS, Telcosur and CTG Energía S.A. (“CTG”), its consolidated subsidiaries, are jointly referred to as “the Company”.

3.

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and the International Financial Interpretations Committee (“IFRIC”), jointly the “IFRS”.

CNV rules mandate the application of Technical Resolution (“TR”) N° 26 and TR N° 29 approved by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”). Both TRs establish that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 26,831) should adopt IFRS issued by the IASB.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make accounting estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, income taxes, provisions for legal claims and others, depreciations and recoverable value of assets. Actual results could be significantly different from such estimates.

The presentation in the statement of financial position distinguishes between current and non-current assets and liabilities. The assets and liabilities are those expected to be realized or settled within twelve months after the end of the reporting period under review, and those held for sale. The fiscal year begins on January 1 and ends on December 31 of each year. The economic and financial results are presented on a fiscal year basis.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” or “pesos”), which is the functional currency of the Company and its subsidiaries, unless otherwise stated. For further information, see Note 4.c.

4.

SIGNIFICANT ACCOUNTING POLICIES

a)

New accounting standards

New standards and interpretations issued by the IASB effective for the periods beginning on or after January 1, 2017 adopted by the Company

Below is a description of the standards, amendments and interpretations to existing standards that have been issued and were mandatory for the Company’s fiscal periods beginning on January 1, 2017:

Amendments to IAS 12 "Income Taxes"

In January 2016, the IASB issued certain amendments with respect to the recognition of deferred tax assets for unrealized losses.

The adoption of this standard has not had any impact on the financial situation or the results of the Company's operations as there are no active temporary differences reached by these modifications.

Amendments to IAS 7 "Statements of Cash Flows"

In February 2016, the IASB issued certain amendments regarding disclosures of the Statement of Cash Flows.

Modifications to the Disclosure Initiative (Amendments to IAS 7) aim entities to disclose information that enables users of financial statements to evaluate changes in liabilities arising from financing activities. For this purpose, the IASB requires that an entity shall disclose the following changes in liabilities arising from financing activities: (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair value; and (v) other changes.

Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

The Company applied these amendments in Note 6 to these consolidated financial statements.

New standards and interpretations issued by the IASB not yet effective for the periods beginning on January 1, 2017

Below is a description of the standards, amendments and interpretations to existing standards that might impact the Company and are not  mandatory for the Company’s fiscal periods beginning on or after January 1, 2017 and which have not been early adopted by the Company:

IFRS 15 Revenue from contracts with customers

In May 2014, IFRS 15 “Revenue from contracts with customers” was issued which establishes a new model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 “Revenue”, IAS 11 “Construction Contracts” and the related interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity shall assess the goods or services promised in a contract with a customer and shall identify its performance obligations. IFRS 15 introduces a 5-step approach to recognize revenue:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Step 1: Identify the contract with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The new revenue recognition model established in IFRS 15 is applicable to all contracts with customers, except lease contracts, insurance contracts and financial instruments. The recognition of interest and dividends are not under the scope of this standard.

According to IFRS 15, among other issues, a mechanism is established for assigning the transaction price among the different performance obligations. According to this standard, the Company must recognize its income once the performance obligations are satisfied; this is whenever the “control” over the goods or services is transferred to the client.

Note 7 includes the main revenue streams of the Company.

After performing its analysis, the Company's management has concluded that the current revenue recognition practices based on with current IFRS, are substantially consistent with the requirements of IFRS 15.

Given the analysis carried out by management, it is not estimated that the application of IFRS 15 will have a significant impact on the accumulated retained earnings.

TGS will apply IFRS 15 for the years beginning on January 1, 2018. To this end, it will apply the modified retrospective approach. To do so, if any, the cumulative effect of the initial application of this standard will be retroactively recognized as an adjustment to the opening balance of accumulated retained earnings as of January 1, 2018 and the comparative information will not be adjusted.

It is noteworthy that this rule requires the use of higher estimates and professional judgments than those applied in the current accounting standards. Additionally, IFRS 15 requires the presentation of greater disclosures in the financial statements including the disclosure of significant judgments applied.

In this regard, IFRS 15 requires the presentation separately in the statement of financial position of the assets and liabilities of the contracts and the trade receivables. This requirement will result in posting certain reclassifications as of January 1, 2018 in relation to the services to be provided to those customers who paid in advance the transportation capacity or the services contracted, which are currently classified as “advanced from customer”.

IFRS 9 “Financial instruments”

In July 2014 a new revised version of IFRS 9 “Financial instruments” was issued. The IFRS 9 introduces new requirements to the classification and measurement of financial instruments. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. Also, new requirements to classify and measure financial assets were included in this version.

IFRS 9 will be applicable for annual periods beginning on January 1, 2018.

Management has assessed financial assets and liabilities as of December 31, 2017 in order to determine the impact that its classification and measurement could have on its financial situation and results of operations. Finally, management has assessed that the application of IFRS 9 will not have an impact on the accumulated retained earnings.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

IFRS 16 “Leases”

In January 2016, IFRS 16 “Leases” was issued which establishes a new model of accounting for leasing operations. This standard replaces the current guidance on the accounting for such operations in IAS 17 "Leases" and related interpretations.

As a result of the modifications introduced, the accounting treatment of leases in the lessee accounting will undergo major changes. IFRS 16 eliminates the dual accounting model for lessee distinguishing between on-balance sheet finance leases and operating leases for which no recognition of future lease payments is required. Instead, a unique, in-balance model is developed that is similar to the current financial leasing model. There are certain exceptions for short-term and insignificant leases. It also requires the presentation of further disclosures.

IFRS 16 will be effective for annual periods beginning after January 1, 2019, with earlier application permitted. Adoption is retroactive.

The Company is currently assessing the impact of IFRS 16 and as of the date of these consolidated financial statements is not reasonably possible to determine its impact.

IFRIC 22 “Foreign Currency Transactions and Advance Consideration”

This interpretation refers to the determination of the "transaction date" that determines the exchange rate to be used in the initial recognition of an asset, expense or income related to an entity that received or paid a foreign currency advance. Applies to foreign currency transactions when an entity recognizes a non-monetary asset or non-monetary liability arising from the receipt or payment of advance consideration before the entity recognizes the related asset, expense or income.

For the purpose of determining the exchange rate to be used in the initial recognition of an asset, expense or income, the transaction date is the date on which the non-monetary asset or liability derived from the receipt or payment of the advance is recognized.

This interpretation applies to fiscal years beginning on or after January 1, 2018. The initial application may be retroactive or prospective from: i) the beginning of the period in which it is applied; or (ii) the beginning of an earlier comparative period.

The Company believes that the adoption of this standard will not have an impact on its financial position or on its results of operations given that its accounting policies are in line with this interpretation.

IFRIC Interpretation 23 “Uncertainty over Income Tax Treatments”

The interpretation clarifies the application of IAS 12 with regards to the effect of uncertain income tax position in tax gains (losses), tax base and unused tax losses / tax credits and tax rates.

The interpretation specifically clarifies whether an entity should use judgment to determine each tax treatment independently or collectively. The decision should be based on which approach provides better predictions of the resolution of the uncertainty.

An entity has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, that it used or plans to use in its income tax filing.

•

If the entity concludes that it is probable that a particular tax treatment is accepted, the entity has to determine taxable profit consistently with the tax treatment included in its income tax filings.

•

If the entity concludes that it is not probable that a particular tax treatment is accepted, the entity has to use the most likely amount or the expected value of the tax treatment when

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

determining taxable profit. The decision should be based on which method provides better predictions of the resolution of the uncertainty.

IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted.

The Company is analyzing the impact of IFRIC 23, and as of the date of these consolidated financial statements it is not possible to reasonably determine its impact.

b)

Consolidation

Subsidiary

Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. For this purpose and unless there are specific requirements, it is generally considered that TGS has control, when it has a participation equal to or greater than 50% of the voting rights available.

The accounting policies of the subsidiaries are consistent with the accounting policies adopted by the Company.

Inter-company transactions, balances and gains/losses from transactions between group companies are eliminated. Unrealized gain/losses are also eliminated.

Detailed data reflecting subsidiary control as of December 31, 2017 and 2016 is as follows:

	% of shareholding
Company	and votes	Country	Closing date	Main activity

Telcosur	99.98	Argentina	December 31	Telecommunication Services
CTG(1)	100.00	Argentina	December 31	Electricity related services

(1) This company was acquired on August 8, 2017.

For consolidation purposes for the year ended December 31, 2017, the financial statements of Telcosur have been used at that date. The subsidiary CTG does not record operations or significant assets and liabilities as of December 31, 2017.

Associates

Associates are entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

The Company accounted for the investments in its associates, on the basis on the financial statements as of September 30, 2017 of Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay SA (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”). Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company. The Company’s management is not aware of any significant subsequent events which affected the financial statements as of September 30, 2017 of Link, TGU and EGS (in liquidation) from this date to December 31, 2017.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

As mentioned in Note 22, on October 13, 2016, the liquidator of EGS ordered the payment of a dividend in kind to its shareholders, which was made in proportion to their shareholdings. For this reason, as of December 31, 2016, the valuation of the investment in EGS has been adjusted in Ps. 2,289.

When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

According to Link’s accounting policies, certain items of property, plant and equipment (“PPE”) are measured using the revaluation model, meanwhile, as it is stated in note 4.i to the present Consolidated Financial Statements, the Company use the cost model to measure PPE items.  Furthermore, as of December 31, 2017 and 2016, investment in Link has been reduced to zero in the extent that it recorded a shareholders’ equity below zero according to the accounting policies used by TGS. As of the date of issuance of these Consolidated Financial Statements, has not incurred in any legal or constructive obligation or made payments on behalf of the associate.

In the table below, associates are disclosed, together with the percentage of shareholding and voting as of December 31, 2017 and 2016:

Company	% of shareholding / voting	Country	Main activity	Closing date

TGU	49.00	Uruguay	Pipeline maintenance	December 31
EGS (in liquidation)	49.00	Argentina	Pipeline exploitation and construction	December 31
Link	49.00	Argentina	Pipeline exploitation and construction	December 31

Joint arrangement

As indicated in “Note 22 – Associates and Joint Arrangement”, on August 7, 2017, the Company proceeded to create a UTE (similar to a joint operation) with SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. ("SACDE") ("UT"). This operation is evaluated as a joint agreement under the provisions included in “IFRS 11 - Joint Arrangements” since the parties have joint control of the operation, meaning that the decisions of the relevant activities are taken under the unanimous consent of the parts.

The Company has defined that the UT constitutes a joint operation given that it grants its participants a percentage of the rights over the assets and liabilities arising from each contract. Accordingly, the Company recognizes its share in the jointly operated assets, liabilities, revenues, costs and expenses.

Accounting policies applicable to the UT have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company.

For further information regarding the UT, see Note 10.

c)

Foreign currency translation

Functional and presentation currency

The consolidated financial statements are presented in thousands of Argentine Pesos, which is the Company’s functional currency. Each subsidiary or associate determines its own functional currency based on the currency of the primary economic environment in which these entities operate (‘the functional currency’).

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

IAS 29 "Financial reporting in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy, regardless of whether they are based on the historical cost method or the fair value method, are expressed in terms of the current unit of measure at the reporting date of the reporting period. For this purpose, in general terms, the inflation produced from the date of acquisition or from the date of revaluation, as appropriate, should be included in non-monetary items. In order to conclude about the existence of a hyperinflationary economy, the standard details a series of factors to consider including a cumulative rate of inflation in three years that approaches or exceeds 100%.

As of December 31, 2017, for companies in Argentina, it is not possible to compute the cumulative inflation rate for the three-year period ended on that date based on official data of the Instituto Nacional de Estadísticas y Censos (“INDEC”), because in October 2015, INDEC ceased to compute the Wholesale Price Index, and started to compute it again as from January 2016.

At the end of the reporting period, as a result of: (i) local inflation data has not been reported consistently, (ii) the slowdown in inflation in the second half of 2016 and during 2017 and (iii) mixed qualitative indicators suggest that there are not conclusive evidence that the Argentine peso meet the characteristics to qualify as the currency of a hyperinflationary economy according to the guidelines established in IAS 29 and, therefore, these consolidated financial statements have not been restated in constant currency. In this regard, the Company's Management will continue monitoring the evolution of inflation levels in the Argentine Republic in order to comply with the provisions of IAS 29. Likewise, the current legal provisions prevent the CNV from accepting the presentation of financial statements in constant currency under the validity of Decree No. 664/03 and complementary regulations.

However in recent years, certain macroeconomic variables affecting the Company's operations, such as payroll costs, prices of inputs and services, and the exchange rate have undergone significant annual variations. This circumstance should be considered in the evaluation and interpretation of the financial situation and results presented by the Company in these Consolidated Financial Statements.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss for the year.

Foreign exchange gains and losses are presented in the statement of comprehensive income within financial income and financial expenses, as appropriate.

Associates

The associate company located abroad, TGU, has a functional currency different from the Argentine peso. Assets and liabilities were converted into Argentine pesos using the exchange rate prevailing at the end of each year, their common stock and retained earnings at their historical exchange rates and results at average exchange rates.

d)

Financial instruments

Classification

Financial assets are classified into the following categories:

1.

Financial assets at fair value through profit or loss: Includes financial assets held for trading or selling in the near future or designated by the management upon initial recognition.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

2.

Financial assets held to maturity: TGS includes non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company has the intent and ability to hold to maturity.

3.

Loans and other receivables: The Company includes financial assets with fixed or determinable payments that are not quoted in an active market. Current assets are included, except those whose maturity exceeds twelve months, which are included as non-current assets.

4.

Financial assets available for sale. Financial assets available for sale are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. As of December 31, 2017 and 2016, there are no instruments classified in this category.

Financial liabilities are classified into the following categories:

1.

Financial liabilities at fair value through profit or loss: Includes financial liabilities held for trading. As of December 31, 2017 and 2016, there are no instruments classified in this category.

2.

Other financial liabilities: The Company includes financial liabilities with fixed or determinable payments that are not quoted in an active market. Current liabilities are included, except those whose maturity exceeds twelve months, which are included as non-current liabilities.

The classification of the financial instruments depends on the nature and purpose of the financial assets and liabilities and is determined at the time of initial recognition. For additional information see Note 16.2.1.

Recognition and measurement

Financial assets are initially measured at fair value, net of transaction costs except for those financial assets classified at fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value transaction costs. Financial assets available for sale and financial assets at fair value through profit or loss are subsequently recorded at fair value. Loans and receivables and financial assets held to maturity are subsequently recorded at amortized cost in accordance with the method of the effective rate of interest, less, if applicable, impairment losses.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the statement of comprehensive income within ‘Financial Income’ in the period in which they arise.

Unrealized gains or losses arising from changes in the fair value of the financial asset category available for sale are recognized as other comprehensive income in the reserve for financial assets classified as available for sale, until the investment is derecognized. At that moment, the accumulated gain or loss is recognized as an operating profit or is considered as an impairment of the asset's value, in which case the accumulated loss is reclassified to the income statement as a financial cost and is eliminated from the respective reserve.

Financial liabilities at fair value through profit or loss are initially and subsequently recorded at fair value. Other financial liabilities, including loans, are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate, recognizing the corresponding interest charge.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Impairment of financial assets at amortized cost

The Company assesses at each reporting date whether there is objective evidence that a financial asset or group of financial assets is impaired and if so, an impairment charge is recorded. Impairment losses are incurred if there is objective evidence of impairment as a result of one or more events occurring after initial recognition of the asset and that event (or events) has a negative impact on the estimated future projected cash flows of the financial asset or group of financial assets that can be reliably estimated. For this, the Company evaluates several factors, including the credit risk of customers, historical trends and other available information.

The carrying amount of the asset is reduced through an allowance account and the amount of the loss is recognized in the statement of comprehensive income at the time it occurs. If in subsequent periods, the amount of the impairment loss decreases, the reversal is also recorded in the statement of comprehensive income.

As of December 31, 2016, impairment of financial assets corresponds to the allowance for doubtful accounts indicated in Note 8.b.

Offsetting of financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

e)

Derivative financial instruments

Derivative financial instruments are recognized at their fair value at inception and subsequently measured at their fair value and disclosed as assets or liabilities depending if it is gain or loss. The results of derivative financial instruments are classified under "Financial gain / expenses" in the statement of comprehensive income.

Derivative financial instruments are measured in accordance with IFRS 13 “Fair value measurement”.

The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument or not and, according to the nature of the item being hedged.

As of December 31, 2017, the Company does not have derivative financial instruments.

f)

Inventories

Inventories consist of natural gas (in excess of the “Line Pack” classified as property, plant and equipment in the Company’s pipeline system, and the liquids stored obtained from natural gas processing at the Cerri Complex.

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. The cost of inventories includes expenditure incurred in purchasing and production and other necessary costs to bring them to their existing location and condition.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the statement of comprehensive income when the inventories are overstated.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

g)

Trade receivables, other receivables and trade payables

Trade receivables and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables.

An allowance for trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Customers’ credit risk, historical trends and other relevant information are considered to assess impairment. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.

Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

The tax credits (for income tax and value added tax) generated by the reversion of the credit corresponding to the tariff increase (Note 19.c.) were written off as of December 31, 2017.

Trade payables have been initially valued at their fair values and subsequently at their amortized cost, using the effective interest method.

h)

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits with banking institutions and other short-term, highly liquid investments with original maturities not exceeding three months and without being subject to a risk of change of value.

i)

Property, plant and equipment (“PPE”)

PPE as of January 1, 2012 (IFRS’ transition date) were measure at deemed cost, less accumulated depreciation at such date. Deemed cost was determined by applying the exemption provided in IFRS 1 as follows:

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for PPE of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as of February 28, 2003 in accordance with previous accounting standards to recognize changes in the general price index, and less accumulated depreciation.

-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as of February 28, 2003.

-

Other items of PPE: have been valued at acquisition cost restated for the effects of inflation up to February 28, 2003 according to the previous accounting standards, to reflect changes in the general price index, and net of accumulated depreciation. They include, mainly, all the investments made to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection, pipeline replacement and recoating, and the goods affected to the Production and Commercialization of Liquids and Other Services segment.

-

Capitalization of foreign exchange loss: Resolutions No. 3/2002 and No. 87/03 issued by the Consejo Profesional de Ciencias Económicas (“CPCECABA”) established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

they were related to foreign currency liabilities existing at the first date, may be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. They have been added to the cost of the assets acquired or constructed through this financing, net of the accumulated depreciation.

TGS considered that these attributed cost values were substantially comparable at that date with the depreciated cost under IFRS, adjusted to reflect changes in the economy's prices index.

PPE additions after the Transition date are recorded at acquisition or construction cost less accumulated depreciation and impairment losses (if applicable), except land, which is recorded at historical cost acquisition minus any impairment (if applicable). The cost includes the cost of replacing significant components and the borrowing costs derived from loans that finance its construction to the extent that the requirements for recognition as assets are met.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of a replaced component is written off. In the same way, when a major maintenance is carried out, they are added to the cost of the good if the recognition criteria are satisfied, eliminating any remaining non-depreciated remaining value, if any, of previous overhaul.

In this sense, Resolutions No. 1660/2000 (“Resolution 1660”) and No. 1903/2000 (“Resolution 1903”) issued by ENARGAS include definitions about the costs that should be considered as improvements or maintenance expenses. All other repairs and maintenance are charged to the statement of comprehensive income when incurred.

In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects, until the moment in which the asset is in conditions for its use. Financial expense capitalized was Ps. 48,975 and Ps. 39,736 for the years ended December 31, 2017 and 2016.

Depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are not exceeding the maximum useful lives established by ENARGAS through Resolutions 1660 and 1903.

For depreciation of all other PPE, the Company uses the straight-line method of depreciation based on the useful life assigned to each item.

Major maintenance costs are depreciated according to the estimated time until the next major maintenance planned. Regarding the capitalized financial costs, they are depreciated based on the remaining useful lives of those components of PPE that originated such capitalization.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. For further information, see Note 12.

The result generated by the disposal of PPE components is recognized in the year in which it is generated.

-

Impairment of non-financial assets: The Company assesses at each reporting period whether there is an indication that an individual component or a group of PPE may be impaired. If any indication exists, the Company estimates the asset´s recoverable amount. An asset´s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use. That amount is determined for and individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of asset; in which case, the cash flows of the group of assets that form part of the cash-generating unit (“CGU”) to which the belong are taken.

Where the carrying amount of an individual asset or CGU exceeds its recoverable amount, the individual asset or CGU, as the case may be, is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in the consolidated statement of comprehensive income.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. To such end, the Company makes estimates and assumptions of the economic conditions that will prevail throughout the useful life of the assets.

As a result of the factors mentioned above, actual cash flows and values could vary significantly from projected cash flows and the values derived from the discounting techniques used.

As of December 31, 2017 and 2016, the carrying value of PPE does not exceed their recoverable value.

j)

Financial Leases

TGS classifies as financial leases when it assumes substantially all the risks and benefits of ownership of leased assets. To that end, an asset and a liability are initially recognized at the same amount as the lower value that results from comparing the fair value of the leased asset and the present value of the minimum lease payments.

Subsequently, each finance lease payment should be apportioned between the finance charge and the reduction of the outstanding liability (the finance charge to be allocated so as to produce a constant periodic rate of interest on the remaining balance of the liability). The corresponding lease payments, net of financial charges, are included in "Financial leases" in the current and non-current loans caption of the Statement of Financial Position. Interest on the financial cost is charged to the Statement of Comprehensive Income in the period of the lease in order to obtain a constant periodic interest rate on the debt pending amortization in each period.

Assets acquired through finance leases are depreciated over the useful life of the assets received in accordance with current depreciation policies.

k)

Loans

Loans have been initially recorded at fair value net of direct attributable transaction costs. Subsequently, loans are valued at their amortized cost. Liabilities are disclosed as non-current when their maturity exceeds twelve months.

l)

Income tax and deferred income tax

Income tax includes current tax and deferred income tax. Income tax is presented in the Statement of Comprehensive Income.

The current income tax is calculated on the basis of tax regulations in force at each reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2017 and 2016, there are no provisions for this concept.

The Company has calculated income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred income tax assets and liabilities are measured at undiscounted nominal value at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting period rate (Note 14).

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

A deferred tax is recognized on the temporary differences arising from investments in subsidiaries and associates, except for deferred tax liabilities where the Company is able to control the timing of the reversal of the temporary difference and it is probable that the reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity or different taxable entities that intend to settle tax assets and liabilities on a net basis. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be generated against which the temporary differences can be used.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

m)

Tax on Minimum Presumed Income

The Company is subject to the Impuesto a la Ganancia Mínima Presunta (the “TOMPI” Law). The TOMPI is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the TOMPI. Any excess of the TOMPI over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over TOMPI occurring within the subsequent ten years.

When the Company considers it is probable that the position of TOMPI is utilized as payment on account of income tax, TGS accounts for TOMPI credit as current or non-current, as appropriate, under "Other receivables" in the statement of financial position. As of December 31, 2016, the Company recorded a balance of Ps. 71,405 offsetting the balance of income tax payables.

In accordance with the provisions of article 76 of Law No. 27,260, the TOMPI has been repealed for the periods beginning on or after January 1, 2019.

n)

Provisions

The Company has recorded provisions related to legal actions, judicial court, claims and administrative proceedings, including interpretive questions of the current legislation and those of regulatory nature.

Provisions for legal claims and/or claims by third parties ("legal claims and others") are recorded when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Estimates are reviewed and adjusted, as the Company obtains additional information.

o)

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods and/or services supplied. The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Company’s activities, as described below.

Tax on exports and turnover tax are disclosed as Selling Expenses.

Natural Gas transportation services includes: (i) firm natural gas transportation, whose revenues are recognized when the capacity is reserved and paid for regardless of actual usage by the customer (ii) interruptible natural gas transportation and exchange and displacement services whose revenues are recognized when services are rendered and (iii) the operation and maintenance service of the assets affected by the natural gas transportation service corresponding to the expansions promoted by the

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

National Government and whose ownership corresponds to the trusts created for such purpose whose revenues are recognized when services are rendered.

Liquids Production and Commercialization services includes: (i) Liquids production and commercialization for its own account and on behalf of third parties, whose revenues are recognized at the time of the delivery of the liquids to the customers, (ii) Other Liquids services, which corresponds mainly to the receipt, storage and dispatch from facilities located in Puerto Galván, and whose sales revenues are recognized when the service is provided and (iii) Government grants related to economic compensation of selling LPG below market prices are recognized as revenues at the time of the deliveries of the products as there is reasonable assurance that the grant will be received (Note 17.b).

The services included in the Other Services segment consist mainly of the treatment, removal of impurities and natural gas compression, as well as inspection and maintenance of pipelines and compressor plants and services of steam generation for electricity production and management services for expansion works and steam generation for the production of electricity. In addition, the Company also provides gas pipeline operation, inspection and maintenance services. Revenue from sales in this segment is recognized when the service is provided.

Also, TGS provides telecommunications services provided through Telcosur. Revenues in this segment are recognized when the service is provided.

p)

Advances from customers

Mainly consist of pre-payments for services made by customers in order to finance the works to render the service. Advances from customers are recognized initially at their fair value. Subsequent to initial recognition, advances  from customers are measured at their amortized cost based on the projections of the services to be provided that cancel the advances.

Additionally, it includes the advance received by the UT from the Ministry of Energy and Mining “MINEM” as payment on account of the gas pipeline construction project. For more information, see "Note 22 - Associates and joint arrangements."

q)

Equity accounts

The activity in the Equity accounts reflects resolutions adopted by Shareholders in their meetings, or the effects of the laws or regulations in force.

Common stock

The common stock consists of contributions made by shareholders represented by shares and comprises outstanding shares at their nominal value.

Adjustment to common stock

Common stock accounts were restated in constant currency in accordance with previously applicable accounting standards in Argentina to the implementation of IFRS. Common stock account was kept at nominal value and the adjustment arising from such restatement is shown under “Inflation Adjustment to common stock”.

Common stock adjustment is not distributable in cash or in kind but may be capitalized through issuance of shares. In addition, this balance may be used to compensate accumulated losses.

Legal Reserve

Pursuant to the provisions of the Argentine Business Association Law and the CNV, the Company is required to set up a legal reserve by providing at least 5% of the aggregate amount of net income for the year, prior year adjustments, transfers of other comprehensive income to retained earnings and

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

accumulated losses of prior years, when this aggregate amount exceeds zero until the legal reserve equals 20% of the sum of Capital stock and Adjustment to capital stock balances.

Distribution of dividends

The cash dividend is recognized as a liability in the Company’s financial statements in the year in which they are approved by the shareholders of the Company or the Board of Directors according to the powers delegated by the Shareholders’ Meeting, as appropriate.

Retained earnings

The outstanding balance of retained earnings includes accumulated gains or losses which were not allocated to a specific purpose reserve and, when positive, may be distributed pursuant to the decision of the Shareholders provided these retained earnings are not subject to legal restrictions, as mentioned above “Legal reserve”.

General Resolution No. 593/11 issued by the CNV provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, should adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these.

r)

Basic and diluted (losses) / earnings per share

Basic earnings per share as of December 31, 2017 and 2016 were calculated by dividing the amount of income or loss attributable to Shareholders of the Company by the weighted average number of ordinary shares outstanding during the fiscal year (794,495,283 shares). There are no transactions or concepts that generate a dilutive effect, so the calculation of the diluted net income per share equals basic net earnings per share.

s)

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”). The Company’s CODM is the Board of Directors. Business segment information is provided in Note 7.

5.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements in accordance with professional accounting standards requires the Company to make accounting estimates that affect the amounts of assets and liabilities recorded and the exposure of contingent assets and liabilities as of the date of the financial statements, as well as the amounts of income and expenses recorded during the corresponding period.

(a) Allowances for doubtful accounts

The Company provides for doubtful accounts relating to its accounts receivables. The allowance for doubtful accounts is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

(b) Provisions for legal claims and others

The Company has certain liabilities with respect to existing court or out-of-court claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such provisions are based on developments known at the date of the issuance of these consolidated financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

(c) Income Tax

Deferred tax assets are recognized for all tax losses to the extent that it is probable that there will be a tax benefit against which these losses can be utilized. Determining the amount of deferred tax assets that can be registered requires a considerable judgment by the Management, based on the probable term and level of future taxable profits together with future tax planning strategies and macroeconomic variables affecting the business.

On December 29, 2017, the PEN promulgated and put into effect through Decree 1112/2017 a tax reform enacted in the National Congress through Law No. 27,430 (the "Tax Reform"). Among other issues, this reform establishes a gradual reduction of the applicable rate for the calculation of income tax, being 35%, 30% and 25% for fiscal periods 2017, 2018/19 and 2020 onwards, respectively.

Since these regulations were published in the Official Gazette and are in full force, for the calculation of deferred assets and liabilities, the Company made an estimate of the reversal of the deferred items and the tax rates expected to be of application in the period in which the asset is realized or the liability is canceled.

Note 14 "Income tax and deferred tax" includes more detailed information on Income Tax.

(d) Impairment of PPE

As mentioned in Note 4.i, the Company periodically evaluates the existence of events or significant changes that could have adverse effects on the Company or will take place in the near future that could affect the recoverable value of the PPE amounts. These evaluations are carried out at the lowest level for which there are identifiable cash flows, that is, for each single cash CGU. TGS considers each of its business segments to be a CGU.

Some of the indications that the Company evaluates to determine the existence of trigger events that could lead to the impairment of PPE value are the following, among others:

•

Whether significant decreases in the market values of PPE elements took place.

•

Whether prices of the main products and services that are marketed decreased.

•

Whether significant changes in the regulatory framework were introduced.

•

Whether operating costs suffered a materially increase.

•

Whether evidence of obsolescence or physical damage has occurred.

•

Whether the macroeconomic situation in which TGS carries out ou activities, including significant variations in the sale prices of products, raw materials, interest rates, etc, has worsen.

The value in use is calculated on the basis of discounted future cash flows. The projected cash flows are prepared taking into account: (i) for assets associated with the Liquids and Commercialization segment, projections of the prices of liquids and purchase cost of natural gas used as raw material (ii) for assets associated with the Natural Gas Transportation segment, estimates of future tariff adjustments and the recognition of cost adjustments (iii) projections of the future costs to be incurred, (iv) expected macroeconomic variables such as interest rates, inflation, foreign exchange rates. The discount rate is our weighted average cost of capital (“WACC”).

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

No impairment indicators were identified as of December 31, 2017.

6.

SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

The main investment and financing activities that did not affect cash and were eliminated from the statements of cash flows as of December 31, 2017 and 2016 are as follows:

Note 13 to these consolidated financial statements includes a reconciliation between the initial and final balance of the financial liabilities arising from financing activities.

7.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

Operating segments identified are disclosed as reportable segments if they meet any of the following quantitative thresholds:

•

Reported revenues of the operating segments are 10% or more of the combined revenue, internal and external, of all operating segments;

•

The absolute amount of reported profit or loss is 10% or more of the greater, in absolute amount, of (i) the combined reported profit of all operating segments that did not report a loss and (ii) the combined reported loss of all operating segments that reported a loss.

•

Assets are 10% or more of the combined assets of all operating segments

As well as this, the operating segments that do not meet any of the quantitative thresholds can be considered as reportable segments if the management estimates that this information could be useful for the users of the financial statements.

If, after determining reportable segments in accordance with the preceding quantitative thresholds, the total external revenue attributable to those segments amounts to less than 75% of the total Company’s consolidated external revenue, additional segments are identified as reportable segments, even if they do not meet the thresholds described above, until at least 75% of the Company’s consolidated external revenue is included in reportable segments.

Segment information has been prepared and classified according to different types of businesses in which the Company conducts its activities. The four reportable segments are as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

•

Natural Gas Transportation: Revenues of this business segment are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the customer. The Company also provides interruptible natural gas transportation services subject to available pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to ENARGAS regulation.

•

Production and Commercialization of Liquids: Liquids production and commercialization activities are conducted at Cerri Complex, which is located, near the city of Bahía Blanca in the Province of Buenos Aires. In the Cerri Complex, ethane, LPG and natural gasoline are extracted from the natural gas, which arrives through three main pipelines from the Neuquén and Austral natural gas basins. TGS sells its production of liquids in the domestic and the international markets. TGS sells part of its production of propane and butane to liquids marketers in the domestic market. The remainder of these products and all of its natural gasoline are exported at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices.

•

Other services: Midstream services include natural gas treatment, separation, and removal of impurities from the natural gas stream, as well as natural gas compression, rendered at the wellhead typically for natural gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance of pipelines and compressor plants services, as well as steam generation for electricity production.

Moreover, within this segment services provided by the UT were included. For further information, see Note 10 to these Consolidated Financial Statements.

•

Telecommunications: Telecommunication services are rendered through Telcosur, a company controlled by TGS. Telcosur provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Detailed information on each business segment for the years ended December 31, 2017 and 2016 is disclosed below:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.

DETAIL OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)

Other receivables

The breakdown of other receivables based on its currency of origin is the following:

b)

Trade receivables

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The breakdown of trade receivables based on its currency of origin is the following:

The movement of the allowance for doubtful accounts is as follows:

c)

Cash and cash equivalents

The breakdown of cash and cash equivalents based on its currency of origin is the following:

d)

Advances from customers

Advances from customers are denominated in pesos.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

e)

Other payables

Other payables are denominated in pesos.

f)

Taxes payables

Taxes payables are denominated in pesos.

g)

Trade payables

The breakdown of trade payables based on its currency of origin is the following:

h)

Cost of sales

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

___________________________________________________________________________________________________________________________________________________________

i)

Expenses by nature – Information required under art. 64 paragraph I, clause B)  Commercial Companies Law

Accounts	Total	Operating expenses: Regulated Activities	Operating expenses: Non Regulated Activities	Administrative expenses	Selling expenses	Financial expenses
	2017					
Salaries, wages and other compensations	1,104,770	530,892	289,732	222,528	61,618	-
Social security taxes	188,424	82,847	49,461	42,825	13,291	-
Compensation to Directors and Supervisory Committee	8,455	-	-	8,455	-	-
Professional services fees	61,786	1,504	3,055	52,109	5,118	-
Technical operator assistance fees	354,518	160,095	194,423	-	-	-
Materials	59,949	18,602	41,347	-	-	-
Third parties services	128,072	52,922	63,530	10,519	1,101	-
Telecommunications and post expenses	9,936	1,323	1,217	6,912	484	-
Rents	6,827	1,980	962	3,407	478	-
Transports and freight	35,514	21,124	12,056	2,314	20	-
Easements	21,490	21,490	-	-	-	-
Offices supplies	3,450	1,041	368	1,589	452	-
Travels expenses	19,325	8,643	3,174	5,613	1,895	-
Insurance	32,262	18,848	10,724	2,413	277	-
Property, plant and equipment maintenance	640,468	554,602	80,590	5,276	-	-
Depreciation of property, plant and equipment	358,420	219,245	112,693	26,482	-	-
Taxes and contributions	566,058	131,187	7,943	719	426,209 (1)	-
Advertising	479	-	3	-	476	-
Doubtful accounts	(12,055)	-	-	-	(12,055)	-
Banks expenses	4,438	-	-	4,438	-	-
Interests expense	469,325	-	-	-	-	469,325
Foreign exchange loss	717,234	-	-	-	-	717,234
Other financial charges	103,586	-	-	-	-	103,586
Derivative financial instruments results	-	-	-	-	-	-
Costs of services rendered to third parties	69,059	-	69,059	-	-	-
Transactions among business segments	-	(150,388)	150,388	-	-	-
Other expenses	35,580	19,206	8,433	7,396	545	-
Total 2017	4,987,370	1,695,163	1,099,158	402,995	499,909	1,290,145

(1) Includes tax on exports of Ps. 700 for year ended December 31, 2017

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

___________________________________________________________________________________________________________________________________________________________

2016					
		Operating expenses				
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses	Financial expenses
Salaries, wages and other contributions	814,731	403,546	200,403	163,999	46,783	-
Social security taxes	139,356	64,518	33,944	30,874	10,020	-
Compensation to Directors and Supervisory Committee	6,328	-	-	6,328	-	-
Professional services fees	41,392	1,434	3,645	32,657	3,656	-
Technical operator assistance fees	168,008	54,128	113,880	-	-	-
Materials	43,205	14,153	29,052	-	-	-
Third parties services	94,185	37,014	49,257	7,914	-	-
Telecommunications and post expenses	5,177	342	1,087	3,405	343	-
Rents	3,219	722	252	2,099	146	-
Transports and freight	27,614	17,020	9,846	709	39	-
Easements	19,315	19,315	-	-	-	-
Offices supplies	2,679	917	305	1,223	234	-
Travels expenses	9,972	4,832	1,550	2,742	848	-
Insurance	26,509	15,048	9,330	1,771	360	-
Property, plant and equipment maintenance	209,257	150,923	52,100	5,065	1,169	-
Depreciation of property, plant and equipment	286,798	190,031	47,928	48,839	-	-
Taxes and contributions	355,446	80,365	8,927	728	265,426 (1)	-
Advertising	584	-	-	-	584	-
Doubtful accounts	20,546	-	-	-	20,546	-
Banks expenses	2,120	-	-	2,120	-	-
Interests expense	431,561	-	-	-	-	431,561
Foreign exchange loss	711,822	-	-	-	-	711,822
Other financial charges	66,392	-	-	-	-	66,392
Derivative financial instruments	8,933	-	-	-	-	8,933
Costs of services rendered to third parties	40,453	-	40,453	-	-	-
Transactions among business segments	-	(71,079)	71,079	-	-	-
Other expenses	28,136	13,908	5,962	4,906	3,360	-
Total 2016	3,563,738	997,137	679,000	315,379	353,514	1,218,708

(1) Includes tax on exports of Ps. 11,081 for the year ended December 31, 2016.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

__________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

j)

Net financial results

k)

Other operating expenses

l)

 Other financial assets at fair value through profit or loss

Other financial assets at fair value through profit or loss are denominated in US dollars.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

__________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

m)

Other financial assets at amortized cost

The breakdown of Other financial assets at amortized cost based on its currency of origin is the following:

n)

Payroll and social security taxes payable

Payroll and social security taxes payable are denominated in pesos.

9.

INVESTMENTS IN ASSOCIATES

On October 13, 2016, the liquidator of EGS resolved the distribution of a dividend in kind of Ps. 4,673 through the partial transfer of the credit that EGS had with TGS as a result of the sale of the Connection Gas Pipeline, which was implemented through TGS and TGU Assignment Agreements, which had full effects on November 4, 2016.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

__________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

10.

JOINT ARRANGEMENTS

TGS jointly with SACDE applied for the public tender launched by the Argentine Government for the construction of a connection pipeline in the province of Santa Fe. This tender was finally obtained by the UT whose sole purpose is the execution of such works that would extend until December 31, 2018. For further information, see Note 22.

The Company participates in the UT in a percentage of 51% on the rights of the assets and on the obligations related to them. TGS consolidates line by line assets, liabilities and results of the UT based on the aforementioned percentage of participation.

The breakdown of the amounts included in the statements of financial position related to the Company's participation in the UT and its results as of December 31, 2017 is the following:

11.

PROFIT  FROM ASSOCIATES

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________________________________________________________________

12.

PROPERTY, PLANT AND EQUIPMENT

2017										
	Cost					Depreciation					
Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at at the end of the year	Net book value
Pipelines	3,646,711	-	-	275,806	3,922,517	1,606,593	-	91,452	2.2	1,698,045	2,224,472
Compressor plants	1,564,820	1,418	11,274	289,319	1,844,283	993,793	8,988	99,716	3,3 a 25	1,084,521	759,762
Other plants	2,868	-	-	-	2,868	651	-	97	3.3	748	2,120
Stations of regulation and/or measurement of pressure	136,288	-	-	5,594	141,882	93,207	-	5,432	4.0	98,639	43,243
Other technical installations	28,861	-	-	2,686	31,547	21,944	-	987	6.7	22,931	8,616
Subtotal assets related to natural gas transportation service	5,379,548	1,418	11,274	573,405	5,943,097	2,716,188	8,988	197,684		2,904,884	3,038,213
Assets related to natural gas upstream service	972,061	-	-	143,034	1,115,095	140,574	-	88,124	3,3 a 25	228,698	886,397
Assets related to liquids production and commercialization service	782,595	-	-	104,059	886,654	582,934	-	17,290	3.3	600,224	286,430
Lands	10,922	4	-	-	10,926	-	-	-	-	-	10,926
Buildings and constructions	206,842	-	-	22,734	229,576	106,479	-	4,597	2.0	111,076	118,500
Fittings and features in building	34,398	-	-	265	34,663	7,028	-	1,452	4.0	8,480	26,183
Machinery, equipment and tools	55,004	51,268	-	929	107,201	40,715	-	4,837	6,7 a 10	45,552	61,649
Computers and Telecommunication systems	470,349	-	-	49,345	519,694	364,652	-	31,047	6,7 a 20	395,699	123,995
Vehicles	44,900	30,577	1,972	-	73,505	28,949	1,972	6,883	20	33,860	39,645
Furniture	14,857	-	-	143	15,000	12,973	-	231	10	13,204	1,796
Capitalization of foreign exchange loss	177,272	-	-	-	177,272	113,795	-	6,275	4	120,070	57,202
Materials	482,546	312,381	5,528	(166,840)	622,559	-	-	-	-	-	622,559
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	12,254
Works in progress	804,083	1,117,603	-	(727,074)	1,194,612	-	-	-	-	-	1,194,612
Total	9,449,249	1,513,251	18,774	-	10,943,726	4,115,905	10,960	358,420		4,463,365	6,480,361

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________________________________________________________________

2016										
	Cost					Depreciation					
Cuenta principal	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate%	Accumulated at at the end of the year	Net book value
Pipelines	3,644,917	-	-	1,794	3,646,711	1,520,415	-	86,178	2.2	1,606,593	2,040,118
Compressor plants	1,512,294	306	-	52,220	1,564,820	910,354	-	83,439	3,3 a 25	993,793	571,027
Other industrial plants	2,868	-	-	-	2,868	554	-	97	3.3	651	2,217
Stations of regulation and/or measurement of pressure	129,228	-	-	7,060	136,288	87,972	-	5,235	4.0	93,207	43,081
Other technical installations	28,368	-	-	493	28,861	20,978	-	966	6.7	21,944	6,917
Sub total assets related to natural gas transportation service	5,317,675	306	-	61,567	5,379,548	2,540,273	-	175,915		2,716,188	2,663,360
Assets related to natural gas upstream service	206,576	750,389	-	15,096	972,061	119,046	-	21,528	3,3 a 25	140,574	831,487
Assets related to liquids production and commercialization service	756,700	-	-	25,895	782,595	570,286	-	12,648	3.3	582,934	199,661
Lands	6,279	4,935	292	-	10,922	-	-	-	-	-	10,922
Buildings and constructions	198,796	-	-	8,046	206,842	102,436	-	4,043	2.0	106,479	100,363
Fittings and features in building	33,897	-	-	501	34,398	5,598	-	1,430	4.0	7,028	27,370
Machinery, equipment and tools	48,655	5,780	-	569	55,004	38,370	-	2,345	6,7 a 10	40,715	14,289
Computers and Telecommunication systems	419,541	660	-	50,148	470,349	308,394	-	56,258	6,7 a 20	364,652	105,697
Vehicles	33,072	12,281	453	-	44,900	24,351	389	4,987	20	28,949	15,951
Furniture	13,485	-	-	1,372	14,857	12,852	-	121	10	12,973	1,884
Capitalization of foreign exchange loss	177,272	-	-	-	177,272	106,272	-	7,523	4	113,795	63,477
Materials	356,008	209,239	6,845	(75,856)	482,546	-	-	-	-	-	482,546
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	12,254
Works in progress	467,188	424,233	-	(87,338)	804,083	-	-	-	-	-	804,083
Total 2016	8,049,016	1,407,823	7,590	-	9,449,249	3,829,496	389	286,798		4,115,905	5,333,344

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

As of December 31, 2017 and 2016, the assets allocated to the natural gas treatment and compression service include the following amounts in which the Company is a financial lease under the terms of leasing contracts:

	2017	2016
Cost – Capitalized financial leasing	750,389	750,389
Accumulated depreciation	(68,503)	(20,148)
Total	681,886	730,241

The financial leasing agreement expires in September 2026, the date on which the purchase options provided for in the contracts may be exercised.

13.

LOANS

Short-term and long-term loans as of December 31, 2017 and 2016 comprise the following:

The breakdown of loans based on its currency of origin is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

The activity of the loans as of December 31, 2017 and 2016 is the following:

The maturities of the current and non-current loans (without including issuance cost) as of December 31, 2017 are as follows:

The following are the maturities of the financial leasing in force as of December 31, 2017:

The following table shows reconciliation between the minimum future payments to be made for financial leases and their book value as of December 31, 2017:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

Issuance of notes under the 2014 Global Program (the “2014 EMTN Program”):

The 2014 Program provides for the issuance of up to a maximum principal amount of US$400 million in notes, and was authorized by resolutions of an Extraordinary Shareholders’ Meeting dated April 25, 2013, and by resolutions of its Board of Directors adopted on July 23, 2013 and December 23, 2013. The program was also authorized by the CNV on January 3, 2014, after the issuance of Resolution No. 17,262.

As it is mentioned above, on January 10, 2014 TGS launched an offer for a voluntary exchange. The exchange offer settled on February 7, 2014. TGS accepted 67% of the 2007 Notes. For this reason, on February 7, 2014, the Company issued its 2014 Notes in aggregate principal amount of US$255,451,506 (the “2014 Notes”) under its 2014 EMTN Program. The main conditions of 2014 Notes are as follows:

	2014 Notes

Amount in US$	255,451,506
Interest rate	9.625% anual
	Scheduled payment date	Percentage of original principal amount
Amortization	May 14, 2014	25%
	May 14, 2018	25%
	May 14, 2019	25%
	May 14, 2020	25%
Frequency of Interest payment	Semiannual, payable el May 14 and November 14 of each year.
Guarantor	None

The 2014 Notes are traded in the BCBA, the MAE and the Euro MTF of the Luxembourg Exchange.

The terms and conditions of the 2014 Notes are similar to those applied to the 2007 Notes, having not changed financial covenants with respect to those effective for the 2007 Notes. According to the criteria established by IAS 39, the exchange offer was not accounted for as an extinguishment of financial liabilities, and thus, the costs paid are amortized over the remaining life of the 2014 Notes.

The book values are based on cash flows discounted at an effective rate of 10.126%.

Covenants:

The 2014 Notes contain certain restrictive covenants that, among other things, limit the ability of the Company to (i) incur additional indebtedness, (ii) pay dividend, (iii) issue guarantees, (iv) dispose certain assets and (v) make certain related party transactions. The Company was in compliance with all covenants of the 2014 Notes as of the December 31, 2017.

The Company may incur in additional indebtedness as long as (i) after issuing it, the consolidated coverage ratio (calculated as the quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (calculated as the quotient of the consolidated debt and the consolidated EBITDA) is equal or lower than 3.75:1; (ii) it is incurred to refinance outstanding debt and (iii) it is originated in advances from customers.

Additionally, the Company may pay dividends as long as (i) the Company is not in default under 2014 Notes, (ii) immediately after any dividend payment, the Company would be able to incur in additional indebtedness pursuant to item (i) and (ii) of the preceding paragraph.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

Financial Leasing

On August 11, 2016, the Company entered into a financial leasing agreement with Pampa Energía. The agreement is valid for 10 year. During 9 years and 11 months TGS pays Pampa Energía a monthly fee of US$ 623,457, without taxes, with an option to purchase in month 120 for the same amount.

14.

INCOME TAX AND DEFERRED TAX

Tax Reform

The Tax Reform recently sanctioned in Argentina will bring with it a series of modifications in the taxation and calculation of the income tax to which the Company is subject in the normal course of its activities. The main changes are the following:

Reduction in the applicable rate

Until the fiscal year ended on December 31, 2017, the income tax rate remains at 35%. The tax reform establishes a gradual reduction of the applicable rate for the calculation of income tax, being 30% and 25% for fiscal periods beginning on January 1, 2018 and 2019 and January 1, 2020 onwards, respectively.

The reduction in the applicable rate is complemented by the application of a tax on the distribution of dividends made to human persons and foreign beneficiaries, which the Company must withhold and enter the Tax authority as a single and definitive payment when the dividends are paid. This additional tax will be 7% or 13%, depending on whether the dividends distributed correspond to earnings of a fiscal period in which the Company was reached at the rate of 30% or 25%, respectively. For these purposes it is considered, without admitting proof to the contrary, that the dividends that are made available correspond, firstly, to the oldest accumulated earnings.

The effects as of December 31, 2017 of this change in the rate on the measurement of deferred assets and liabilities are detailed below in the section "Deferred tax".

Tax adjustment for inflation

It is provided that for the determination of the net taxable income of the periods beginning on or after January 1, 2018, the adjustment for inflation obtained by application of the income tax law may be deducted or incorporated into the tax result for the fiscal year. This adjustment will proceed only if the percentage variation in the Wholesale price index (“IPIM”), according to the tables drawn up by the tax authority for these purposes, will accumulate (a) a percentage higher than 100% in the 36 months prior to the end of the year, or (b) in the first and second fiscal year beginning on or after January 1, 2018, an accumulated variation, calculated from the first of them and until the close of each fiscal year, which exceeds 33% or 66%, respectively.

Adjustment of acquisitions and investments made in fiscal years beginning on or after January 1, 2018

A cost adjustment mechanism is established for assets acquired or investments made in fiscal years beginning on or after January 1, 2018. The adjustment will be made based on the percentage variations of the IPIM. This adjustment mechanism will have a significant impact on the calculation of future taxable profits on which the Company must pay the income tax.

Tax revaluation

It establishes the possibility of carrying out the tax revaluation, for a single time, of certain assets that are part of the assets as of December 31, 2017, in order to adjust their value.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

This revaluation is optional, and to carry out the tax revaluation, a special tax must be paid. The special tax will vary between 8% and 15%, depending on the type of asset to be re-evaluated and it will be calculated between the difference of the residual revalued tax value and the residual tax value of origin.

Once the option for a certain good is exercised, all other goods in the same category must be revalued.

This tax is not deductible from income tax, and the asset increase that originates the revaluation is neither taxable for income tax nor taxable for the purposes of the TOMPI liquidation.

The taxpayers that exercise the revaluation option waive to promote any judicial or administrative process for which the adjustment for tax inflation is claimed. The exercise of the revaluation option must be effected only once in the term established in the regulation.

As of the date of approval of these Consolidated Financial Statements, the Management has not yet decided whether it will make use of that option.

Deferred Tax

The reconciliation between the tax computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the years ended December 31, 2017 and 2016 is as follows:

The analysis of the net deferred tax liabilities is as follows:

The components of the net deferred tax assets and liabilities as of December 31, 2017 and 2016 are the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2017 and 2016 as follows:

15.

PROVISIONS

The total amount of the provisions is included in current liabilities.

16.

FINANCIAL RISK MANAGEMENT

1.

Financial risk factors

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, interest rate risk, and commodity price risk), credit risk and liquidity risk.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

1.1

Foreign exchange risk

The Company is primarily exposed to the fluctuation of the exchange rate of the U.S. dollar against the Argentine Peso due to the fact that almost its entire financial indebtedness is denominated in U.S. dollars. The exposure to other currencies is not significant.

As regards to the revenue derived from the Natural Gas Transportation segment, the tariffs charged by the Company are currently denominated in Argentine pesos. On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 76% and 79% of the segment’s total revenues for both the years ended December 31, 2017 and 2016, respectively. Likewise, approximately 77% and 80% of the operating costs of this business segment are denominated in US dollars.

Total revenues denominated in Argentine Pesos accounted for 51% and 43% for the years ended December 31, 2017 and 2016, respectively.

TGS's financial risk management policies are defined with the objective of mitigating the impact that the variation in the exchange rate has on the Company's position in foreign currency. For this purpose, alternative investment evaluations are regularly carried out to diversify investments in financial instruments portfolio between US dollar-denominated instruments or, although denominated in Argentine pesos, to obtain positive returns in real terms.

Additionally, in the event that it is considered appropriate, the Company contracts derivative financial instruments that allow TGS to hedge the fluctuation of the US dollar over long-term positions in such currency.

As of December 31, 2017, for mitigating this foreign exchange risk, 57% of the Company's fund placements are denominated in US dollars.

Considering the net liability financial position described in the table below, the Company estimated that, other factors being constant, a 10% appreciation of the US dollar against the Argentine Peso for the years ended December 31, 2017, and 2016 would have decreased the Company’s income before tax for the year in approximately Ps. 176,045 and Ps. 306,961, respectively. A 10% depreciation of the US dollar against the Argentine Peso would have an equal and opposite effect on the pre-tax income. Actual results may differ significantly from these theoretical sensitivity scenarios.

1.2

Interest rate risk

The management of interest rate risk seeks to reduce financial costs and limit the Company's exposure to an increase in interest rates. Currently, the Company’s exposure to interest rate risk is limited due to the fact that 100% of its outstanding financial indebtedness bears fixed interest rates. The interest rate profile of the Company's borrowings is set out in Note 13.

The main objective of the Company’s financial investment activities is to obtain the highest return by investing in low risk and high liquidity instruments. The Company maintains a short-term portfolio of cash equivalents and investments made up of investments in mutual funds and

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

deposits in remunerated bank accounts, public and private securities. The risk of these instruments is low given the short-term nature and high liquidity in well-known financial institutions.

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2017 and 2016:

In view of the nature of the Company’s financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate would not have a significant impact on the total value of the financial assets.

1.3

Commodity price risk

Commercial operations performed by the Company in its Liquids Production and Commercialization segment are affected by a number of factors beyond its control, including changes in the international prices of the products sold, and government regulations on prices, taxes and other charges, among others.

The sale prices of propane and butane (“LPG”) and natural gasoline the Company exports in its Liquids Production and Commercialization segment are referenced to international prices (Mont Belvieu for the LPG and NWE ARA for the natural gasoline). Additionally, approximately 59% of the total sales of propane and butane that are made in the domestic market are made at prices fixed by the Hydrocarbon Resources Secretariat (“SRH” for its acronym in Spanish) based on export parity prices.

These prices have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which may affect the profitability of TGS.

Based on the volume of sales for the years ended December 31, 2017 and 2016, the Company estimated that, other factors being constant, a decrease of US$50/ton in the international price of LPG and natural gasoline, respectively, would have decreased the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 304,254 and Ps. 233,323, respectively. On the other hand, an increase of US$ 50/ton could have had the opposite effect on the comprehensive income for the year.

The Company does not currently use derivative financial instruments to mitigate the risks associated with international commodity price fluctuations.

Ethane is sold to PBB Polisur S.A. (“Polisur”) under a recently negotiated annual contract with a maturity date of May 1st, 2018. Furthermore, due to the sharp decrease in the international price of the ethane, the gap between the selling price of TGS has increased against the price offer by the alternative Polisur’s alternative supplier. This gap, plus the expiration of the contract, it would be expected that the risk of lower price or volumes of ethane sales could be considered high.

1.4

Credit risk

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

The Company’s exposures to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. These risks may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. This risk mainly results from economic and financial factors or from a possible default of counterparty.

The Company is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, and from the use of derivative financial instruments. The Company’s policy is to manage credit exposure to trading counterparties within defined trading limits.

Trade and Other Receivables

If any of the Company’s customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Company assesses the credit quality of the customer taking into account its financial position, past experience and other factors. The Company may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate.

As of December 31, 2017 and 2016, the balance of current and non-current trade receivables, net of allowances of doubtful accounts are as follows:

The Company, in the normal course of business, renders natural gas transportation services, principally to gas distribution companies, CAMMESA and to Pampa Energía. Significant customers in terms of revenues and trade receivables (net of allowances of doubtful accounts) from natural gas transportation for the years ended December 31, 2017 and 2016 are as follows:

	2017		2016
	Revenues	Trade Receivables	Revenues	Trade Receivables
MetroGAS	1,188,059	209,426	597,041	70,319
Camuzzi Gas Pampeana S.A.	873,176	153,163	358,756	51,908
Gas Natural BAN S.A. (“BAN”)	627,356	116,946	268,043	38,635
CAMMESA	545,023	157,252	335,751	16,920
Pampa Energía	28,643	882	27,353	5,943
Camuzzi Gas del Sur S.A.	192,200	31,372	58,056	50,001

Revenues from Liquids Production and Commercialization customers (including those made on behalf of third parties, from whom the Company earns a commission and trade receivables (net of allowances of doubtful accounts) for the years ended December 31, 2017 and 2016 are as follows:

	2017		2016
	Revenues	Trade Receivables	Revenues	Trade Receivables
Polisur	2,226,179	352,632	1,949,460	223,938
Petredec	910,633	293,890	-	-
Petroleo Brasileiro	62,254	-	513,912	57,335
Geogas Trading S.A.	324,540	-	460,234	125,303
Shell Trading (US) Company	892,086	-	-	-

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

Cash and financial placements

The Company is exposed to counterparty credit risk on cash and cash equivalent balances. The Company holds cash on deposit with a number of financial institutions. The Company manages its credit risk exposure by limiting individual deposits to clearly defined limits in various financial institutions. The Company considers that this risk is limited because it has short-term funds policies whose main objective is to obtain an adequate return in terms of market characteristics and minimizing exposure. The Company only deposits with high quality banks and financial institutions. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position. Below we include information regarding their credit rating:

Concept	In thousands of pesos	Credit rate
Mutual funds	899,570	AA
Mutual funds	183,315	A
Mutual funds	75,817	BBB
Mutual funds	143,531	AA-
Mutual funds	25,741	B
Public bonds (1)	1,586,447	B

(1) Includes BONAR 2020, Letes and Lebacs.

Below is a detail of the maturities of the financial assets included in: (i) cash and cash equivalents, (ii) other financial assets, (iii) trade receivables, (iv) other receivables and (v) derivate financial instruments, as of December 31, 2017 and 2016:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

1.5

Liquidity risk

The Company is exposed to liquidity risks, including: risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage financing risks could have a material impact on the Company’s cash flow and statement of financial position.

The Company has funding policies whose main objectives are to meet the financing needs at the lowest cost possible according to market conditions. The main objective of the Company is its financial solvency. Given the current financial market conditions, the Company believes that the availability of resources (including available credit lines) and the positive cash flow from operations are sufficient to meet its current obligations.

Additionally, TGS applies a methodology for analyzing and assigning credit limits to individual financial institutions in order to minimize the associated credit risk. In line with this, the Company invests its liquid funds in certain financial institutions with an appropriate credit rating.

The table below includes a detail of the maturities of the obligations corresponding to financial liabilities corresponding to: trade payables, payroll payables, other payables and loans as of December 31, 2017 and 2016. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statement of financial position.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

1.6

Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal credit quality and capital structure to reduce the cost of capital.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

The Company seeks to maintain a level of cash generation from operating activities, which may allow it to meet all of its commitments.

The Company monitors capital on the basis of the gearing ratio. This ratio is calculated as total financial debt (including current and non-current loans as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt.

During the year ended December 31, 2017 and 2016, the gearing ratio was as follows:

2017		2016
Total Loans (Note 13)	4,499,030	3,917,000
Total Equity	5,319,640	2,526,378
Total Capital	9,818,670	6,443,378
Gearing Ratio	0.46	0.61

2.

FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

2.1

Financial instrument categories

Accounting policies for the categorization of financial instruments are explained in Note 4.d. According to the provisions of IFRS 7, IAS 32 and IAS 39, non-financial assets and liabilities such as PPE, investments in associates, inventories, advances from customers, deferred income tax, taxes and social taxes payables and provisions are not included.

The categories of financial assets and liabilities as of December 31, 2017 and 2016 are as follows:

December 31, 2017			
	Financial assets at fair value	Financial assets held to maturity	Loans and other receivables	Total
CURRENT ASSETS				
Trade receivables	-	-	2,033,540	2,033,540
Other receivables	-	-	183,185	183,185
Other financial assets at amortized cost	-	1,438,317	7,111	1,445,428
Other financial assets at fair value through profit or loss	220,229	-	-	220,229
Cash and cash equivalents	1,327,974	-	1,324,829	2,652,803
Total current assets	**1,548,203**	**1,438,317**	**3,548,665**	**6,535,185**
NON-CURRENT ASSETS				
Trade receivables	-	-	3,055	3,055
Other receivables	-	-	9,542	9,542
Other financial assets at amortized cost	-	-	14,473	14,473
Total non-current assets	-	-	**27,070**	**27,070**
Total assets	**1,548,203**	**1,438,317**	**3,575,735**	**6,562,255**

	Financial liabilities at fair value	Other financial liabilities	Total
CURRENT LIABILITIES			
Trade payables	-	1,453,303	1,453,303
Loans	-	1,329,270	1,329,270
Payroll and social security taxes payables	-	191,657	191,657
Other payables	-	33,547	33,547
Total pasivo corriente	-	**3,007,777**	**3,007,777**
NON-CURRENT LIABILITIES			
Loans	-	3,169,760	3,169,760
Total non-current liabilities	-	**3,169,760**	**3,169,760**
Total liabilities	-	**6,177,537**	**6,177,537**

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

December 31, 2016			
	Financial assets at fair value	Financial assets held to maturity	Loans and other receivables	Total
CURRENT ASSETS				
Trade receivables	-	-	1,226,439	1,226,439
Other receivables	-	-	169,019	169,019
Other financial assets at amortized cost	-	-	14,900	14,900
Other financial assets at fair value through profit or loss	55,508	-	-	55,508
Cash and cash equivalents	901,680	-	653,409	1,555,089
Total current assets	**957,188**	-	**2,063,767**	**3,020,955**
NON-CURRENT ASSETS				
Trade receivables	-	-	8,122	8,122
Other receivables	-	-	6,779	6,779
Other financial assets at amortized cost	-	-	21,584	21,584
Other financial assets at fair value through profit or loss	142,872	-	-	142,872
Total non-current assets	**142,872**	-	**36,485**	**179,357**
Total assets	**1,100,060**	-	**2,100,252**	**3,200,312**

	Financial liabilities at fair value	Other financial liabilities	Total
CURRENT LIABILITIES			
Trade payables	-	961,248	961,248
Loans	-	145,396	145,396
Payroll and social security taxes payables	-	134,772	134,772
Other payables	-	3,816	3,816
Total current liabilities	-	**1,245,232**	**1,245,232**
NON-CURRENT LIABILITIES			
Loans	-	3,771,604	3,771,604
Total non-current liabilities	-	**3,771,604**	**3,771,604**
Total liabilities	-	**5,016,836**	**5,016,836**

2.2

Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs. These levels are:

•

Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the BYMA. The mutual funds mainly carry out their placements in bonds issued by the Central Bank of the Argentine Republic.

•

Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Within this level, the Company includes those derivate financial instruments for which it was not able to find an active market.

•

Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

During 2017, there were neither transfers between the different hierarchies of fair values nor reclassifications between financial instruments categories.

The table below shows different assets and liabilities at their fair value classified by hierarchy as of December 31, 2017 and 2016:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

The fair value of the financial assets and liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2017, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments.

The following table reflects the carrying amount and estimated fair value of the 2014 Notes as of December 31, 2017 and December 31, 2016, based on their quoted market price:

17.

REGULATORY FRAMEWORK

a)   General framework of the Natural Gas Transportation segment:

General aspects

Regarding TGS’ Natural Gas Transportation business, it is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and the Regulatory framework for the transportation and distribution of natural gas in Argentina. The Natural Gas Act created ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring, approval of tariffs and the power to verify compliance with the Natural Gas Law and its regulations. On January 28, 2016, Resolution No. 7 of the Ministry of Energy and Mining (“MINEM”) of Argentina repealed the Resolution 2000/2005 of the former Ministry of Federal Planning, Public Investment and Services (“ex MPFIPyS”) which provided that all tariff increases should have the prior intervention of the Undersecretary of Coordination and Management Control.

TGS License has been granted for an original period of 35 years beginning on December 28, 1992. However, the Natural Gas Act provides that TGS may apply to ENARGAS for a renewal of its license for an additional period of ten years. ENARGAS should evaluate at that time the performance of TGS and raise a recommendation to the Executive Branch. At the end of the period of validity of the license, 35 or 45, as appropriate, the Natural Gas Act requires a call for a new tender for the granting of a new license, in which TGS, provided the Company fulfilled

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

substantially with the obligations resulting from the license, would have the option of matching the best offer that the Government received in this bidding process.

Tariff situation

Prior the enactment of the Public Emergency Law, and according to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at the date of the billing. The basic natural gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” was a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increased the tariffs to compensate the licensees for future investments which were not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002, which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Public Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in such law as long as it is in force, which expired in December 31, 2017, after several extensions.

In July 2003, the former Unit for Renegotiation and Assessment of Utilities Contracts (“ex UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Finance and the Ministry of Federal Planning, Public Investment and Services (“ex MPFIPyS”). Ex UNIREN conducted the renegotiation process of the contracts related to utilities and public works, and was entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things. As provided in the Public Emergency Law, TGS should have reached a consensus with the ex UNIREN on the modalities, terms and dates for signing the comprehensive agreement before its due date. In the event that such a consensus was not reached, ex UNIREN should have submitted a report to the Executive Branch with recommendations of the next steps to follow in the future.

On February 16, 2016, the Executive Branch issued Decree No. 367/2016. It established the dissolution of the ex UNIREN and transferred to each ministry the responsibility to renegotiate public service agreements. In our case, the MINEM together with the Ministry of Economy (“MH”).

Transitional Agreement

After having received two proposals during 2005 from the ex UNIREN, on October 9, 2008, TGS signed the 2008 Transitional Agreement with ex UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008 (the “2008 Transitional Agreement”). On December 3, 2009, the Executive Branch ratified this transitional agreement through Decree No. 1,918/09. By means of this decree, TGS was able to bill the tariff increase to its clients as soon as ENARGAS published the new tariffs schedule and set the methodology to bill the retroactive effect.

This administrative act did not become effective and because of this delay, in August 2010, TGS requested from ENARGAS authorization to issue the tariff schedule, including the 20% transitory tariff increase and the retroactive collection methodology, and application of an interest rate in line with the established method of payment. ENARGAS responded to TGS that they had submitted the records and the tariff project to the Coordination and Management Control Under-Secretariat (“SCyCG”), which was under the scope of ex MPFIPyS, based on Resolution No. 2000/2005 of ex MPFIPyS.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

On September 30, 2010, the Company filed an acción de amparo (a summary proceeding to guarantee constitutional rights) under the terms of the Article 43 of the National Constitution and Law No. 16,986, against ENARGAS and the SCyCG, in order to obtain the implementation of the new tariff schedule, which had favorable reception in court.

On April 7, 2014, ENARGAS issued Resolution No. I-2852/14 (the “Resolution No. I-2852”) containing the new rate schedules authorizing an increase to the rate applicable to the natural gas firm and interruptible transportation rates. This tariff increase was established in a progressive scheme beginning with an 8% increase as from April 1, 2014, an accumulated 14% increase as from June 1, 2014 and an accumulated 20% increase as from August 1, 2014. These tariff increases were not enough to effectively support the increasing operating costs in the natural gas transportation business segment.

On June 5, 2015, ENARGAS issued Resolution No. I-3347/15, complementary to Resolution No. I-2852, which approved an increase in the tariff schedule applicable to the public transportation of natural gas as from May 1, 2015. This increase represented to TGS a temporary increase of 44.3% in the price of the service of natural gas transportation and 73.2% in the Charge of Access and Use (“CAU”).

These increases represented a partial recognition of prior administrative claims made by the Company but they were not enough to alleviate the constant increase in the operating costs. TGS continued with the corresponding actions towards safeguarding its rights, including those necessary to accomplish the signing of the Integral Renegotiation License Agreement (“Integral Renegotiation Agreement”).

On December 9, 2014, TGS filed administrative claims under the terms of Article 30 of the National Administrative Procedures Act to the Argentine government claiming damages for the failure to implement the retroactive increase provisions of the 2008 Transitional Agreement for the period between September 1, 2008 and March 31, 2014 and the lack of adjustment of the CAU.

Finally, on February 24, 2016, jointly with the MINEM and the MH, TGS signed a new Transitional Agreement (“2016 Transitional Agreement”). The main implications of the 2016 Transitional Agreement are:

-

It sets the guidelines to grant to TGS an additional transitional tariff increase. Under this framework, on March 31, 2016, ENARGAS Resolution No. I/3724/2016 ("Resolution 3724") was issued, which provided for a 200.1% tariff increase over the tariffs applicable to the public service of Natural Gas Transportation and to the CAU as of April 1, 2016 (the "2016 Increase");

-

Subject to the granting of the 2016 Increase, it sets the guidelines for the implementation of mandatory investment plan to be approved by ENARGAS of Ps. 794.3 million (the "2016 Investment Plan");

-

Set guidelines to perform an Integral Tariff Review Process (“RTI” for its acronym in Spanish); and

-

Obligates TGS for the non-distribution of dividends without prior authorization of ENARGAS.

The 2016 Increase was granted based on the economic-financial situation, the execution of the 2016 Investment Plan and the commitments of operating and maintenance expenses, administration and commercialization, and in compliance with the maturities of the obligations contracted until that moment. All this allowed TGS to face the RTI process that was extended for a period of one year, based on the normal provision of the public service of natural gas transportation.

The 2016 Increase was granted within the framework of the provisions of Resolutions No. 28/2016 and 31/2016 (jointly "Resolutions 28 and 31") of the MINEM. Against these

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

resolutions, numerous legal actions were filed requesting their nullity, which seriously affected the established predictability framework.

On August 18, 2016, the Supreme Court partially upheld the ruling issued by the lower courts, establishing: (i) the obligation to comply with the prior public hearing for the determination of the natural gas tariffs related to the transportation and distribution segments, (ii) the obligation  to carry out prior public hearings to fix the price of natural gas at the Point of Entry to the Transportation System (“PIST” as its acronym in Spanish), and (iii) the nullity of Resolutions 28 and 31 regarding the residential users, in respect of which the rates had to be retroactive to the amounts in force as of March 31, 2016.

On August 23, 2016, ENARGAS issued Resolution No. I/3961 instructing TGS to apply in relation to the transportation service provided to the license of the natural gas distribution service to supply residential users, the tariff schedule in force as of March 31, 2016.

Subsequently, and within the framework of the public hearing held on September 16 and 18, 2016 (the “September Public Hearing”) following the provisions of the Supreme Court, on 6 October 2016, ENARGAS issued Resolution No. I-4054/2016 (“Resolution 4054”). The resolution included the same terms than those included in Resolution 3724 in respect of: (i) the Increase applicable to all users of the public natural gas transportation service, (ii) the execution of the Investment Plan and (iii) restrictions on the payment of dividends. The effect of these tariff schedules is as from October 7, 2016.

As of the date of issuance of these Consolidated Financial Statements, the 2016 Investment Plan is fully executed, although with delays, due to the impossibility of TGS to bill the entire 2016 Increase in accordance with the provisions of the Resolution 3724

On March 30, 2017, the Company and the National Government signed a new transitional agreement (the “2017 Transitional Agreement”). On the same date and as agreed in the 2017 Transitional Agreement, ENARGAS issued Resolution No. 4362/17 by which:

•

The RTI Process, which will culminate in the signing of the integral agreement, was approved. As a result of this RTI, a new tariff schedule was also approved. This new tariff schedule applicable to the Company determined a total tariff increase of 214.2% and 37%, in the event that it had been granted in a single installment as of April 1, 2017, on the tariff of the natural gas transportation service and the CAU, respectively. Notwithstanding, in accordance with the provisions of Resolution No. 74/2017 ("Resolution 74") from the MINEM, it provides for a limitation on the full effectiveness of the tariff increase arising from the RTI process until the approvals of the Integral Renegotiation Agreement Act initiated by the Company on March 30, 2017 (the "2017 Integral Renegotiation Agreement") are completed. This meant that the tariff increase was granted in three stages from April 1, 2017 and December 1, 2017 and, the last one, once the 2017 Integral Renegotiation Agreement is ratified by the PEN.

•

Accordingly, a new transitional tariff schedule in force as of April 1, 2017, which contemplated a rate increase of 64.2%, was approved, but no increases for the Access and Use Charge ("CAU") were approved at that stage.

•

 For the determination of the amount of the remaining increases, ENARGAS should consider the corresponding financial effect, without affecting the investment plan mentioned below.

•

A Five-Year Investment Plan is approved. Resolution 4362 obliged TGS for the execution of the Five-Year Plan, which requires a high level of essential investments for the operation and maintenance of the pipeline system, to provide quality, safe and reliable service.  The Five-Year Plan shall be for the period from April 1, 2017 to March 31, 2022 and will amount to Ps. 6,786,543, valued at December 31, 2016.

•

However, pursuant to Resolution 4362, pending the entry into force of the 2017 Integral Renegotiation Agreement, a transition investment plan is established to be made equal

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

to 10% of the total amount of the Five-Year Investment Plan. This without prejudice to the full compliance of the Five-Year Investment Plan once the 2017 Integral Renegotiation Agreement is in force.

•

A non-automatic six-month adjustment mechanism for the natural gas transportation tariff and the investment commitments were approved. This adjustment must be approved by ENARGAS and for its calculation, the evolution of the IPIM published by INDEC will be considered.

Subsequently, on December 1, 2017, ENARGAS issued Resolution No. 120/2017 whereby, after holding the corresponding public hearing on November 14, 2017, TGS was granted a tariff increase of 80.8% on the natural gas transportation service and a 29.7% increase on the CAU as from December 2017. These increases were granted within the framework of the 2017 Transitory Agreement so that TGS obtains the necessary resources to execute the corresponding Five-Year Investment Plan.

Additionally, the 2017 Transitional Agreement instructs dividend payments. For further information, see Note 18.

Finally, on January 29, 2018, ENARGAS issued Resolution No. 247/2018 whereby a public hearing was convened on February 20, 2018. At the public hearing, a tariff adjustment and the construction project of the Mercedes-Cardales gas pipeline -with financing through an investment factor (factor "k")- were submitted for consideration.

Integral Renegotiation Agreement

In October 2008, TGS received an integral license renegotiation agreement from ex UNIREN (which included the initial 20% tariff increase), whose purpose is the license renegotiation and the overall tariff revision. This proposal was not accepted by TGS since the granting of an indemnity in favor of the Argentine Government was unable to provide.

In October 2011, TGS received a new proposal from ex UNIREN (the “Renegotiation Agreement”) which included similar terms and conditions from the ones included in the last proposal received in 2008. In August 2011 TGS’ Board of Directors approved the new proposal, which was initiated by the Company allowing ex UNIREN to initiate the administrative procedure for finalizing the Renegotiation Agreement. Ex UNIREN issued a supplementary report for the subscription of the Renegotiation Agreement between the Argentine Government and TGS, filing it on December 22, 2011 together with the Agreement filed by TGS before the Legal Under Secretary of the ex MPFIPyS. Taking into consideration that the case was returned to UNIREN, on July 16, 2012 TGS called for the continuation of appropriate administrative proceedings. On October 4, 2012, TGS notified the ex UNIREN the filing made before ENARGAS and the National Commission for the Defense of Competition regarding the suspension of the claim initiated by Enron Corp. and Ponderosa against the Argentine Republic, and formally required the order of quick sentence.

Given the lack of progress in the administrative procedure in ex MPFIPyS, on December 29, 2014, TGS filed a preliminary administrative appeal under the terms of article 30 of the National Administrative Procedures Act to the Argentina Government claiming damages for the failure to implement the recomposition of the tariff.

After the signing of the successive integral agreements, the 2017 Integral Renegotiation Agreement was signed, which contains similar terms and conditions as those set forth in the agreements initiated in 2008, 2011 and 2015.

As of the date of issuance of these consolidated financial statements the Integral Renegotiation Agreement has not yet been approved by National Congress and subsequently ratified by the Executive Branch.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

The entry into force of the 2017 Integral Renegotiation Agreement will entail the finalization of the 2017 Transitional Agreement.

The sustainable recovery of the natural gas transportation segment, which, in view of the national energy matrix, is strategic for the country's development, will depend of the immediate implementation of the RTI process for which TGS presented an ambitious investments and expenditures plan for the five – year period 2017-2021 and for the effective implementation of the Integral Renegotiation Agreement.

Acquisition of the Rights of Arbitration Proceedings

In November 2005, in response to the requirement made by the ex UNIREN, Ponderosa Assets L.P. (“Ponderosa”), as an indirect shareholder of TGS and CIESA, informed a claim that was filed jointly with Enron Corp. against the Argentine Government under the International Centre for Settlement of Investment Disputes of the World Bank (the “ICSID Claim”). The ICSID Claim argues that the pesification of tariffs and other unilateral changes to our regulatory structure affected by the Public Emergency Law and related laws and decrees violate the requirement of fair and equitable treatment under the treaty. On May 22, 2007, ICSID decided in favor of Enron and ordered the Government to pay US$ 106.2 million to the Claimants. In July 2010, an ICSID committee annulled the award rendered in 2007 and ordered the Claimants to reimburse the Government the total amount of the annulment award costs. On October 18, 2010, Enron Creditors Recovery Corp. (Enron’s new corporate name) and Ponderosa filed a new claim against the Government before the ICSID. In June 2011, a tribunal to hear the case was constituted.

On March 11, 2011, Pampa Energía entered into a call option agreement with the Claimants in order to acquire the rights to monitor, suspend and withdraw the ICSID Claim. In October, 2011, Pampa acquired the rights under the arbitration proceeding (the "Rights of the arbitration proceeding") which include the powers to suspend, monitor and withdraw from arbitration proceedings.

Through the enactment of Resolutions No. I-2852 and No. I-3347 and after having verified its effectiveness, the Transitional Agreement was implemented between the Company and ex UNIREN in October 2008, and thus, the condition provided by the loan awarded by TGS to Pampa Energía that consisted of its compulsory cancellation by transferring the rights acquired by Pampa Energía with the proceeds of the Loan in respect of the ICSID claim. The rights acquired under the arbitration proceeding (the "Rights of the Arbitration Proceeding") include the powers to suspend, monitor and withdraw from arbitration proceedings.

The acquisition of the Rights of the Arbitration Proceeding by TGS was implemented through the transfer to a trust established abroad of which TGS shall be its beneficiary.

The exercise of the Rights of the Arbitration Proceeding allows TGS to continue with the tariff renegotiation process and comply with the conditions for the signing and implementation of the RTI. In accordance with the terms and conditions of the RTI, TGS may suspend and subsequently abandon those claims brought against Argentina for the lack of tariff adjustments by the PPI following the enactment of the Public Emergency Law.

As of the date of issuance of these consolidated financial statements, as agreed with the National Government, the Arbitration Proceeding is suspended until April 15, 2018.

Additionally, as provided in the 2017 Integral Renegotiation Agreement, once the last tariff increase as established in Resolution 74 is in force, the Company, CIESA and the shareholders representing at least two thirds of the share capital of CIESA must desist from all the initiated complaints or to initiate against the National Government from the sanction of the Law of Public Emergency.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

b)

  Regulatory Framework for non-regulated segments

Domestic market

The Production and Commercialization of Liquids segment is not subject to regulation by ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within TGS, keeping accounting information separately. However, over recent years, the Argentine Government enacted regulations which significantly impacted on it.

In April 2005, the Argentine Government enacted Law No. 26,020 which sets forth the regulatory framework for the industry and commercialization of LPG. Among other things, the Law No. 26,020 creates the framework through which the Secretary of Hydrocarbon Resources (“SHR”) (formerly the Federal Energy Bureau) establishes regulations meant to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Law No. 26,020 creates a price regime pursuant to which the SRH periodically publish reference prices for LPG sold in the local market. It also sets forth LPG volumes to be sold in the local market.

On March 30, 2015, the Executive Branch issued Decree No. 470/2015, regulated by Resolution No. 49/2015 issued by the Federal Energy Bureau, which created the Programa Hogares con Garrafa (the “New Stabilization Program”). It replaced Stabilization Agreement signed in September 2008 between the Federal Energy Bureau and the LPG producers (“2008 Stabilization Agreement”) (which, after several extensions, remained in force until March 31, 2015). The New Stabilization Program was implemented through Resolutions No. 49/2015 and No. 70/2015 issued by the Federal Energy Bureau.

In line with the 2008 Stabilization Agreement, the New Stabilization Program sets a maximum reference price for the members of the marketing chain in order to guarantee the supply to low-income residential user, by committing the LPG producers to supply at a fixed price (below the market price) with a quota assigned to each producer. This price reduction is partially offset by a subsidy paid to producers by a trust fund created for that purpose. Through the New Stabilization Program, the Argentine government subsidizes low-income residential users.

On April 1, 2015, the former Federal Energy Bureau issued Resolution No. 70/2015, which sets the new reference prices and the compensation to be paid to domestic LPG producers intended for ten, twelve and fifteen kilos LPG bottles under the New Program. Notes 547/15 and 612/15 of the Federal Energy Bureau notified the volumes to be sold by TGS during 2015.

On March 28 and March 29, 2016, the MINEM informed TGS the volumes of butane and propane, respectively that were assigned to commercialize under this program during 2016. These administrative acts were also duly challenged by TGS.

It is noteworthy that participation in the new program implies that the Company produces and markets the volumes of LPG required by the SHR at prices significantly lower than the market price, which means that, under certain circumstances, the Company might fail to cover production costs, providing a negative operating margin.

As in prior periods, the Company will continue making the corresponding objections in order to safeguard its financial position and to ensure that this situation is not extended in the future.

In this regard, on April 4, 2016, the Company made a request for early release regarding the claim filed on August 18, 2015 on the objections made to Resolutions 49/15 and 70/15.

In addition, the Company filed a motion for reconsideration to administrative acts, which provided butane and propane quotas under the New Stabilization Program for 2016.

In addition, the Company is a party of the Propane Gas Supply Agreement for Induced Propane Gas Distribution Networks ("Propane for Networks Agreement") entered into with the Argentine

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

Government by which it undertakes to supply propane to the domestic market at a lower price to the market. In compensation, the Company receives an economic compensation calculated as the difference between the sales price and the export parity determined by the MINEM.

In June 2016, the Company signed the thirteenth and fourteenth extensions to the Propane Network Agreement, which provides for propane deliveries through April 30, 2017. In September 2016, the Company signed the addenda corresponding to these agreements for the purpose of re-determination of the price of propane sold by TGS to distributors and sub-distributors as a result of a judicial judgment issued on August 18, 2016.

On October 6, 2016, the MINEM issued Resolution No. 212, which provided for the new price of propane to be sold under the Propane Networks Agreement paid by residential users.

As mentioned above, both the New Program and the Propane for Networks Agreement established payment of compensation, calculated as a difference between the price set by the Government and the export parity price. Over recent years, this compensation has been paid with significant delays.

On May 20, 2016, Decree No. 704/2016 provided for the extension of the issuance of Argentine Bonds in US dollars with an annual rate of 8% which will expire in 2020 ("BONAR 2020") which were used to, among others, the cancellation of the compensation due of related to Propane for Networks Agreement. On June 22, 2016, the Company gave written consent and agreement to the terms and conditions of Decree No. 704/2016 (the "Letter of Consent") to the MINEM. Within this letter, TGS accepted the cancellation of the amounts due as compensation for propane networks Agreement until December 31, 2015, according to the methodology of cancellation informed by the SHR, which amounted to Ps. 140,496. On October 5, 2016, TGS received BONAR 2020 for an original nominal value of US$ 8.0 million.

As of December 31, 2016, the Argentine Government owed Ps. 156,399 to the Company for these concepts. On September 2, 2016, TGS submitted a note to MINEM demanding payment of the amounts owed on that date.

On March 14, 2017, the MINEM issued Resolution No. 34/17 authorizing the payment of Ps. 91,578 corresponding to the compensation due for the participation in the Propane for Networks Agreement from the months of January to March and May to October 2016, which were collected on April 26, 2017. In this sense, during 2017, we received of the SRH the payment of Ps. 216.1 million owed as compensation for the year 2016 and certain months of 2017.

As of December 31, 2017, the Argentine Government owes the Company Ps. 173,311.

On the other hand, Resolution 74 provides for the increase of the price of the propane gas used for the Propane for Networks Agreement as of April 1, 2017. The price is established at Ps. 1,267 / ton ("tn") and Ps. 2,832 / tn depending on the customer to whom the product is intended. As in previous periods, the difference between the determined price and the export parity price determined by the MINEM is compensated by the Company through the economic compensation paid by the National Government.

Regarding the New Stabilization Program, it has also recorded price increases in accordance with the provisions of Resolutions N° 56-E/2017 and N° 287-E/2017 issued by the Ministry of Energy and Mining. Thus, prices were set at Ps. 2,568 per ton of butane and Ps. 2,410 for propane as from April 2017 and Ps. 4,302 per ton as from December 1, 2017 for butane and Ps. 4,290 per ton for propane starting December 1, 2017. The compensation received from the National Government remained fixed at Ps. 550/ton.

Decree No. 2,067 / 08

Through Presidential Decree No. 2,067/08, the Executive Branch created a tariff charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving natural gas directly from producers without making use of transportation

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The tariff charge sets forth in this decree finance the higher price of the natural gas imports required to compensate the injection of natural gas necessary to meet national requirements (the “Charge”). When the Charge was created, TGS paid it in accordance with the provisions of Resolution I-563/2008, at Ps. 0.0492/m3.

The payment of the natural gas processing tariff charge was selectively subsidized from 2008 according to the destination of the natural gas. In November 2011, however, ENARGAS issued Resolution No. 1,982/11 and 1,991/11 (the “Subsidy Beneficiaries Resolutions”) which modified the list of the subsidy beneficiaries, and thus, involved a cost increase for many of our clients and for us (for certain of our consumption for our own account). The natural gas processing tariff charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in our variable costs of natural gas processing.

In order to avoid this damage, TGS appealed against the Presidential Decree and the Resolutions including National Government, ENARGAS and ex MPFIPyS as defendants. For further information regarding the legal action filed the Company, see Note 19.b.

On March 28, 2016, the MINEM issued Resolution No. 28/16 (“Resolution 28”), which instructs ENARGAS to take all the necessary measures to derogate the tariff charge created by Decree No. 2,067/08 as from April 1, 2016. However, such Resolution does not repeal or declare illegitimate this decree and the Subsidy Beneficiaries Resolutions for which the judicial action is still ongoing.

c)   Expansion of the natural gas transportation system

Since 2004, the natural gas transportation system expansion works have been carried out under the Gas Trust Fund Program framework, which was created through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the ex MPFIPyS, aimed at financing the expansion of the national natural gas transportation system in a manner different from that established in the License.

Under this framework, several expansion works of the gas pipeline system have been executed, which were financed with the contributions of funds from natural gas producers and shippers awarded the incremental transportation capacity, with a structure that contemplates the recovery through the income from specific fiduciary charges, paid by all shippers who have firm transportation contracts, except distribution companies. In addition, TGS is in charge of the rendering of firm transportation services. For these services, TGS is paid a monthly Charge for Access and Use (“CAU”).

In this sense, TGS assumed the role of technical manager of the expansion works of its gas pipeline system, for which it signed, in December 2006, the respective management contract. For such services, TGS was paid by the Argentine Government through Valores Representativos de Deuda Obra 3 (“debt securities”) issued by Nación Fideicomiso S.A. ("NAFISA"). These debt securities amortize principal in 85 monthly, consecutive and equal installments and bear CER interest plus an 8% from their date of issue.

On July 20, 2016, NAFISA notified TGS of MINEM’s decision to suspend the works to expand the firm natural gas transport capacity carried out under this program.

As of December 31, 2017, these debt securities were classified as "Other financial assets at amortized cost" in the Statement of Financial Position, with a balance of Ps. 21,584.

d)   Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the natural gas transportation service. Therefore, TGS is required to keep

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

TGS may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than the provision of the licensed service without ENARGAS´s prior authorization. Any expansion or improvements that it makes to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of the License, TGS will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments. If the Company decides not to continue with the license, TGS will receive a compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint arrangements, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)

  the net proceeds of a new competitive bidding (the “New Bidding”).

Once the period of the extension of the License expires, TGS will be entitled to participate in the New Bidding, and thus, it shall be entitled to:

(i) that its bid in the New Bidding be computed at an equal to the appraisal value to be determined by an investment bank selected by ENARGAS, which represents the value of the business of providing the licensed service as it is driven by the Licensee at the valuation date, as a going concern and without regard to the debts;

(ii) to obtain the new License, without payment, in the event that any bid submitted in the New Bidding exceeds the appraised value;

(iii) to match the best bid submitted by third parties in the New Bidding, if it would be higher than its bid mentioned in (i),  paying the difference between both values to obtain the new License;

(iv) if the Company is unwilling to match the best bid made by a third party, to receive the appraisal value mentioned in (i) as compensation for the transfer of the Essential Assets to the new licensee.

18.

COMMON STOCK AND DIVIDENDS

a)

Common stock structure and shares’ public offer

As of December 31, 2017 and 2016, TGS’ common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BYMA and under the form of the American Depositary Receipts (“ADS”) (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

b)

Limitation on the transfer of the TGS’ shares

TGS’ by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package for the privatization of GdE states that approval of ENARGAS will be granted provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running TGS, requires the prior authorization of ENARGAS.

In case TGS wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, it requires prior authorization from ENARGAS.

On July 22, 2016, Law No. 27,260 was enacted, which modifies the investments allowed to the fund managed by the Administración Nacional de la Seguridad Social. (“Fondo de Garantía de Sustentabilidad” or “FGS”), which as of December 31, 2016 held 183,618,632 shares class "B" of TGS. Thus, the FGS may invest in shares of national corporations - among others - whose public offering is authorized by the CNV and which are listed on markets authorized by the CNV. The FGS may invest between the 7% and the 50% of its total assets in this kind of investments. However, it stipulates that the transfer and / or any other act or action that limits, alters, deletes or modifies the destiny, ownership, dominion or nature of the shares of which the FGS is entitled, provided that it results in a less than the previously established FGS, without prior authorization of the Argentine Congress, with the following exceptions:

•

Public takeover bids addressed to all holders of said assets and at a fair price authorized by the CNV, under the terms of Chapters II, III and IV of Title III of Law 26,831.

•

Exchange of shares for other shares of the same or another company in the framework of merger, split-off or corporate reorganization processes.

As of December 31, 2017, the FGSSIPA owned 183,618,632 class "B" shares of TGS.

c)   Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of TGS’ net income for each year.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the taxable profit, will be subject to a 35% withholding tax of the income tax, as sole and only payment. As from the Tax Reform, such restriction will no longer apply to dividends attributable to profits accrued in fiscal years beginning on or after January 1, 2018.

Furthermore, TGS is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Note 13 – “Covenants”).

The Company is temporarily limited to the distribution and payment of dividends in accordance with the provisions of the 2016 and 2017 Transitional Agreements applicable until the definitive tariff schedules that will occur once the 2017 Integral Renegotiation Agreement obtain the corresponding governmental approvals.

In this regard, the 2016 Transitional Agreement and the 2017 Transitional Agreement provide that, prior to the distribution of dividends, TGS must request the respective authorization from ENARGAS, for which purpose it must certify compliance with the 2016 Investment Plan and / or the portion corresponding to the year 2017 of the Five-Year Investment Plan.

19.

LEGAL CLAIMS AND OTHER MATTERS

a)

Turnover tax calculated on the natural gas price consumed by TGS

The Company has interpretative differences with several provinces regarding the liquidation of the turnover tax calculated on the natural gas used by TGS as fuel to render its transportation services. In this framework there have been initiated several lawsuits against TGS, which have adversely concluded by the Company.

During fiscal year 2017 and 2016, the Company continued to receive several claims from different provinces, which meant that TGS paid Ps. 148.5 million and Ps. 27.6 million to provincial agencies, respectively.

On May 24, 2017, ENARGAS issued Resolution No. 5041/2017, which approved the tariff methodology for turnover tax on gas withheld from those determinations or liquidations that the Company receives as of its date of issue.

As of December 31, 2017 and 2016, the Company recorded a provision of Ps. 189.4 million and Ps. 207.7 million, respectively, in respect of this contingency under the line item “Provisions.” Those amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date.

b)

Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (“the Resolutions”)

After the issuance of the Resolutions, TGS filed a judicial action before the National Court of First Instance in Federal Administrative Litigation No. 1 (the "Court") in order to obtain the declaration of nullity of the Presidential Decree No. 2067/08 and the Resolutions as well as the unconstitutionality of the administrative acts that created the Charge. The probative stage of these proceedings was concluded and the allegations are currently being carried out.

On July 5, 2012, the Court issued in favor of TGS a precautionary measure by which the suspension of the Charge was ordered in the terms set forth in the Resolutions. This decision was appealed in different opportunities by the National Government, by virtue of which the dictating of the precautionary measure was limited to the validity of six months. However, at maturity, the Company is entitled to obtain a new precautionary measure for a similar period.

As a result, on September 19, 2017, a new extension of the injunction was obtained (which prevents the National Government from the TGS claims of the payment of the amounts resulting from the new value of the Charge for the period between the November 2011 and March 2016),

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

thus extending its validity until March 2018 or until the decision that resolves the merits of the matter, whichever occurs first.

On the other hand, the National Court of Appeals in Contentious Administrative Dismissal rejected the extraordinary appeal filed by the National Government against the judgment of that court that confirmed the rejection made by the Court at the request of ENARGAS to declare abstract the legal action initiated by TGS in accordance with the precedent "Alliance" issued by the Supreme Court in December 2014.

TGS’s Management believes it has sufficient valid arguments to defend its position, and thus, the Company has not recorded the increase of any liability from the charge for natural gas consumptions from the date of obtaining the injunction until April 1° 2016, effective date of Resolution 28. In the event this injunction had not been obtained, the accumulated impact on the retained earnings since obtaining the injunction would have involved a reduction effect of Ps. 601.6 million.

c)

Recovery action of VAT and income tax

On October 9, 2008, TGS signed the 2008 Transitional Agreement with ex UNIREN that contemplated a tariff increase of 20%, applicable as from September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, TGS was able to bill the tariff increase to its clients as soon as ENARGAS would have published the new tariffs schedule and set the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010 TGS filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passing of time since the enactment of Decree No. 1918/09, on December 16, 2010, the Board of Directors of the Company resolved to discontinue the recognition of the tariff increase revenue and to reverse the receivable of the tariff increase revenue already accrued. The reversal of the tariff increase did not imply any resignation to the Company´s rights resulting from the Decree No. 1,918/09.

On May 24, 2013, TGS filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. The total amount claimed by TGS amounted to Ps. 69.4 million plus compensatory interests. After the omission to pass judgment on the claim within the three months of the filing of the tax recovery appeal, on October 9, 2013, TGS filed an appeal before the Federal Tax Bureau. On June 6, 2017, the Tax Court of the Nation rejected the claim for recovery filed by the Company. This resolution was appealed by TGS.

As of the date of the issuance of these consolidated financial statements, the case is about to dictate sentence.

The balance of the receivable as of December 31, 2016 was Ps. 69.4 million. Given the negative judgment, this receivable was derecognized and charged under "Other operating results, net" of the Comprehensive Income Statement for the year ended December 31, 2017.

d)

Turnover tax withholding in the Province of Buenos Aires

The Company was notified by ARBA regarding the initiation of various determinative procedures in which TGS is claimed for a total of Ps. 4.9 million (without fine or interest) for the omission as agent of withholding and collection of the turnover tax corresponding to the period July 2009 - June 2011. Given this determination, the Company presented to ARBA various elements of evidence that allow reducing substantially the amount claimed. As of the date of issuance of these consolidated financial statements, the Tax Court has not resolved the issue.

In March 2017, TGS partially canceled the debt claimed by ARBA, paying Ps. 2.9 million through the adhesion to the payment plans offered by the Province of Buenos Aires through Law 14,890. Adherence to these payment plans allowed partial cancellation of compensatory interest and all fines and charges claimed by ARBA.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

As of the date of the issuance of these Consolidated Financial Statements, only two files remain in relation to the alleged failure of TGS to act as withholding and collection agent during 2009 and 2010. The Company's Management considers that it has sufficient arguments to assert its defense so at December 31, 2017 it has no recorded any provision for this concept.

e)

Environmental matters

The Company is subject to extensive environmental regulations in Argentina. TGS’ management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. The Company has not incurred in any material environmental liabilities as a result of its operations to date.

f)

Arbitral claim

On May 8, 2015, the Secretariat of the International Court of Arbitration of the International Chamber of Commerce notified TGS regarding the request for arbitration initiated by PAE and Pan American Sur SA (the "claimants") related to the execution of three natural gas processing contracts between the applicants and TGS (the “Agreements”). On April 4, 2016, the Company was notified of the beginning of the corresponding demand, which TGS was responded on August 17, 2016.

According to the demand, the applicants allege breach of contracts during the period between February 2006 and February 2016, that would have resulted in a lower allocation of the products obtained (the “Products”), claiming US$ 163 million, plus interest (the "Claim").

On March 16, 2017, the Claimants filed their Reply Memorial, whereby they replied to TGS Response Memorial and adjusted the amount of their claim to US $ 306.3 million as of March 15, 2017, the total amount that would consist of US$ 134.0 million in nominal damages plus US$ 172.3 million of interest. To this amount, accrued interest would be added from March 15, 2017 until the date of effective payment.

Subsequently, on July 14, 2017, the Company presented the Rejoinder Memorial, whereby the arguments put forward by the claimants in their Reply Memorial were answered.

Between September 25 and 29, 2017, the Arbitration Testing Hearing took place in the City of Buenos Aires, in which the legal advisors of the Company understand that the evidence produced confirmed TGS 'position regarding the main aspects of the claim. .

On December 15, 2017, the Claimants and TGS submitted their Final Conclusions Memorials. As of the date of issuance of these Financial Statements, the arbitration decision is still pending.

TGS considers that the Claim contains inconsistencies resulting from misinterpretations of the contractual provisions and an incorrect application of the mechanisms for calculating the allocation of the Products, and therefore the Company believes that the amount claimed is inadmissible.

The external legal counsels of the Company understand that as of the date of the issuance of these consolidated financial statements, based on the defense arguments made and the evidence presented by TGS, it is more likely than not that the position of TGS will prevail.

g)

Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations. As of December 31, 2017 and 2016, the total amount of these provisions amounted Ps. 6.5 million, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

20.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Technical, Financial and Operational Assistance Agreement

Pampa Energía is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Pampa Energía is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In December 2017, after having obtained the prior approval of ENARGAS, TGS and Pampa Energía renewed the Technical Assistance Agreement for a three-year term as of December 28, 2017, due on December 28, 2020.

For this service, TGS will pay Pampa Energía the higher of: (i) a fixed annual amount of US$ 3.0 million or (ii) 7% of annual comprehensive profits (before financial results and income tax and after deducting also the aforementioned fixed sum) of TGS.

Commercial transactions

In the normal course of its activity, TGS celebrated with Pampa Energía and other companies related to it, agreements to transfer natural gas and its richness. The price, which is denominated in US dollars, is determined according to common market practices.

In addition, in the normal course of business, TGS carries out liquid sales, natural gas transportation services and other services with its associated companies, Pampa Energía and related companies.

On November 1, 2016, Pampa Energía assigned to YPF the operation of the Río Neuquén area and related contracts, which until that date were disclosed as transactions with related parties in the Other Services business segment.

Financial lease agreement with Pampa Energía

As mentioned in Note 13 to these Consolidated Financial Statements, on August 11, 2016, the Company entered into a finance lease agreement with Pampa Energía (formerly Petrobras Argentina).

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2017 and 2016 were Ps. 52,643 and Ps. 39,409, respectively.

Acquisition of CTG

On August 8, 2017, the Company acquired the entire shareholding of CTG from Pampa Energía for Ps. 100. The purpose of this company is to carry out various activities related to electric power.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2017 and 2016 is as follows:

The detail of significant transactions with related parties for the years ended December 31, 2017 and 2016 is as follows:

Year ended December 31, 2017:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

Year ended December 31, 2016:

21.   CONTRACTUAL OBLIGATIONS

As of December 31, 2017, the Company had the following contractual commitments:

(a)

Contractual Commitments

The totality of the financial indebtedness of TGS and the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2017 (US$ 1.00 = Ps. 18.659). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate. For further information, see Note 17.a.

(b)

Guarantees granted and goods of restricted availability

The Company has not granted any additional guarantees other than those set out in the remaining notes.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

22.   ASSOCIATES AND JOINT ARRANGEMENTS

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Petrobras Argentina (being merged with Pampa Energía) holds the remaining 51%.

EGS (in liquidation):

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On December 17, 2013, the sale of all the fixed assets of EGS to TGS for an amount of $ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company were initiated.

The Board of Directors Meeting held on January 13, 2016, approved to initiate the necessary steps for the dissolution of EGS. The Extraordinary Shareholders Meeting held on March 10, 2016 appointed EGS’ liquidator.

On October 13, 2016, the liquidator of EGS resolved the distribution of a dividend in kind of Ps. 4,673 through the partial transfer of the credit that EGS has with TGS as a result of the sale of the Connection Gas Pipeline, which was implemented through TGS and TGU Assignment Agreements, which had full effects on November 4, 2016.

CTG:

On August 8, 2017, the Company acquired from Pampa Energía the entire shareholding of CTG for Ps. 100. The purpose of this company is to carry out various activities related to electric power. As of the date of issuance of these Consolidated Financial Statements, it does not have operations.

UT:

The Board of Directors of TGS approved the agreement to set up the UT together with SACDE. The objective of the UT is the assembly of pipes for the construction of the project of "Expansion of the System of Transportation and Distribution of Natural Gas" in the Province of Santa Fe, called by National Public Bid No. 452-0004-LPU17 by the MINEM (the "Work").

On October 27, 2017, TGS - SACDE UT signed the corresponding work contract with the MINEM.

The Work will generate a joint revenue of approximately Ps. 946 million (VAT included) and the maximum execution period was set in 365 days, counted from the signing of the certificate of commencement of the works, held on November 15, 2017.

The validity of the UT will be until it has fulfilled its purpose, once the Work is completed and until the end of the guarantee period, set at 18 months from the provisional reception.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

As of December 31, 2017, the UT has received the first advance payment from the National Government. Nevertheless, the Work does not have a degree of physical progress yet.

23.   SUBSEQUENT EVENTS

The financial statements were authorized for issuance by the Board of Directors on March 7, 2018.

There are no subsequent events between the closing date of the annual period and the approval (issuance) of these financial statements.

24.  INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 of the CNV, TGS informs that by March 7, 2018, supporting and management documentation related to open tax periods is safeguarded by Iron Mountain Argentina S.A. at its facilities are located at 2396 Amancio Alcorta Ave. in the Autonomous City of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

          Luis Alberto Fallo

Board of Directors’ Chairman

English translation of the original report issued in Spanish for publication in Argentina

Independent Auditor’s Report

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Legal address: Don Bosco 3672 5th Floor

Ciudad Autónoma de Buenos Aires

CUIT N° 30-65778206-8

Introduction

We have audited the accompanying consolidated financial statements of Transportadora de Gas del Sur S.A. and its subsidiaries, which comprise the consolidated statement of financial position at December 31, 2017, and the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

The balances and other information corresponding to the fiscal year 2016 are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Responsibility of the Board of Directors

The Company's Board of Directors is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and added by the Comisión Nacional de Valores (“CNV”) to its regulations, as issued by the International Accounting Standard Board (“IASB”). Also, the Company’s Board of Directors is responsible for the existence of internal control that it deem necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to errors or irregularities.

Auditor’s Responsibilities

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing (ISAs) as issued by the International Auditing and Assurance Standards Board (IAASB) and adopted by the FACPCE through Technical Resolution N° 32 and its pertinent Adoption rules. Those standards require that we comply with the ethics requirements, as well as plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements.

An audit involves performing procedures to obtain evidence about the amounts and disclosures included in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement in the consolidated financial statements due to errors or irregularities. In making those risk assessments, the auditor should take into account the internal control relevant to the preparation and fair presentation of the Company’s consolidated financial statements in order to design audit procedures that are

Price Waterhouse & Co. S.R.L.

Firma miembro de PricewaterhouseCoopersPistrelli, Henry Martin y Asociados S.R.L.

Miembro de Ernst & Young Global Limited Bouchard 557, piso 8º

C1106ABG - Ciudad de Buenos Aires

Tel: (54-11) 4850-0000

Fax (54-11) 4850-1800

www.pwc.com/ar25 de Mayo 487 – C1002ABI

Buenos Aires - Argentina

Tel.: (54-11) 4318-1600

Fax: (54-11) 4510-2220

www.ey.com

English translation of the original report issued in Spanish for publication in Argentina appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant estimates made by the Company’s management, as well as evaluating the overall presentation of the consolidated financial statements as a whole.

We believe that the evidence we have obtained provides sufficient and appropriate basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Transportadora de Gas del Sur S.A. and its subsidiaries as at December 31, 2017, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Other matters

In relation to the figures and other information related to the year ended at December 31, 2016, which are presented for comparative purposes, we report that the financial statements as of and for the year ended December 31, 2016 were  audited by Price Waterhouse & Co S.R.L. who expressed an unmodified opinion on those financial statements dated at March 7, 2017.

Report about the compliance with current regulations

In compliance with current regulation, we report that:

a)

The consolidated financial statements mentioned in paragraph 1. are transcribed into the “Inventory and Balance Sheet” book of Transportadora de Gas del Sur S.A. and as regards those matters that are within our competence, they are in compliance, in all material respect, with the provisions of the General Companies Law and pertinent resolutions of the CNV;

b)

The separate financial statements of Transportadora de Gas del Sur S.A. arise from accounting records kept in all formal respects in conformity with legal regulations, which maintain the conditions of security and integrity based on which they were authorized by the National Securities Commission;

c)

The information included in points 4, 5, 6 and 8 in the “Analysis of financial conditions and results of operations  for the year ended December 31, 2017, 2016, 2015, 2014 and 2013”, which is presented together with the consolidated financial statements to comply with CNV regulations, arise from the corresponding consolidated financial statement at December 31, 2017 attached and from the consolidated financial statements at December 31, 2016, 2015, 2014 and 2013, which are not attached to this document and on which

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English translation of the original report issued in Spanish for publication in Argentina

Price Waterhouse & Co. S.R.L. issued their audit reports dated March 7, 2017,  February 24, 2016, February 3, 2015 and February 11, 2014, respectively.

d)

At December 31, 2017 the liabilities accrued in employee and employer contributions to the Argentine Integrated Social Security System according to the Company's accounting records amounted to AR $ 33.274.970, none of which was claimable at that date.

e)

As required by article 21°, indent b), chapter III, section VI, Title III of the CNV, we report that total audit and related services fees billed to the company by Price Waterhourse & Co. SRL and Pistrelli, Henry Martin y Asociados S.R.L. during the fiscal year ended December 31, 2017 represent:

 e.1)  85% and 96% of the total fees for services billed to the Company for all items during that fiscal year, respectively;

e.2)  8% and 87% of the total audit and related services fees billed to the Company, its parent companies, subsidiaries and related companies during that year, respectively;

e.3) 8% and 84% of the total fees for services billed to the Company, its parent companies, subsidiaries and related companies for all items during that year, respectively;

f)

We have performed anti-money laundering and anti-terrorist financing procedures required by the professional standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

City of Buenos Aires, March 7, 2018.

PRICE WATERHOUSE & CO. S.R.L. C.P.C.E.C.A.B.A. Tº 1 Fº 17 (Partner)	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L C.P.C.E.C.A.B.A. T°1 F°13 (Partner)
Dr. Alejandro P. Frechou	Ezequiel A. Calciati

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: March 27, 2018

Footnotes

1()Not covered by the independent auditor’s report, except for items 11.4, 11.5 11.6 and 11.7.